SEC File No. 82-34874

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

August 22, 2005

05010678

Gregory Harnish
Dir 416.367.7480
gharnish@dwpv.com

File No. 207525

BY COURIER

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2005
WASH. DC 183 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. a confirmation dated May 25, 2005 from the Corporation's transfer agent in connection with the mailing of the Corporation's interim financial statements for the period ended March 31, 2005 and the management's discussion and analysis applicable thereto;

2. a press release dated May 26, 2005 in connection with the approval by the Government of the Republic of Guinea of environmental and social impact assessments;

3. a material change report dated May 31, 2005 concerning the ratification of an amended investment and concession agreement by the Government of the Republic of Guinea;

4. a copy of the agreement between the Corporation and the Government of the Republic of Guinea amending the investment and concession agreement, filed as a material contact;

5. a press release dated July 6, 2005 in connection with the G8 summit;

PROCESSED
AUG 2 5 2005
THOMSON
FINANCIAL

Tor #: 1564408.1

6. a press release dated July 13, 2005 in connection with the promulgation of a decree by the President of the Republic of Guinea;

7. a press release dated August 9, 2005 announcing the Corporation's financial results for the interim period ended June 30, 2005 (the "Second Quarter");

8. the Corporation's Second Quarter interim financial statements and notes thereto;

9. the Corporation's Second Quarter management's discussion and analysis;

10. a certificate of the Corporation's Chief Executive Officer dated August 8, 2005 required to be filed under National Instrument 52-109;

11. a certificate of the Corporation's Chief Financial Officer dated August 8, 2005 required to be filed under National Instrument 52-109;

12. a press release dated August 11, 2005 announcing the execution of a subscription agreement (the "Dubal Agreement") with Dubai Aluminium Company Limited;

13. a copy of the Dubal Agreement dated August 10, 2005, filed as a material contract;

14. a material change report dated August 19, 2005 in connection with the Dubal Agreement;

15. a press release dated August 17, 2005 announcing the execution of a subscription agreement (the "EIIC Agreement") with Emirates International Investment Company LLC;

16. a copy of the EIIC Agreement dated August 16, 2005, filed as a material contract; and

17. a material change report dated August 19, 2005 in connection with the EIIC Agreement.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

Gregory Harnish

Computershare

Computershare Trust Company of Canada
Sixth Floor
530 – 8th Avenue S.W.
Calgary, Alberta
T2P 3S8
Telephone 403-267-6800
Facsimile 403-267-6529
www.computershare.com

May 25, 2005

Global Alumina Corporation
12th floor, 405 Lexington Avenue
New York, NY 10174

Attention: Mike Cella

Subject: Mailing of Interim Financial Statements

We confirm that the following material was sent by pre-paid mail on May 16, 2005 to the registered and non-registered shareholders of the common shares who requested receipt of the Interim Financial Statements in accordance with the procedures established pursuant to Canadian Securities Administrators' National Instrument 54-102:

1. Interim Consolidated Financial Statements March 31, 2005 & Management's Discussion and Analysis.

Yours truly,

(signed) *Gisele Sabourin*

Gisele Sabourin
Mailing Professional
ClientServicesMailings@Computershare.com

gs\

Global Alumina

REPUBLIC OF GUINEA APPROVES ENVIRONMENTAL AND SOCIAL IMPACT ASSESMENT FOR CONSTRUCTION OF GLOBAL ALUMINA REFINERY

Significant Implementation Milestone Follows Ratification

TORONTO, ON – May 26, 2005 – Global Alumina Corporation (Global Alumina) **(TSX: GPC.U)** announced today that the Republic of Guinea has approved the Environmental and Social Impact Assessment ("ESIA") for the construction of its 2.8 million tonnes per annum alumina refinery in Boké, Guinea. Approval by the Minister of Environment of the Republic of Guinea follows ratification of the Company's Basic Agreement announced May 19th and authorizes Global Alumina's wholly-owned subsidiary, Guinea Alumina Corporation, S.A., to commence construction of the refinery in accordance with the ESIA submitted by the Company in February 2005.

"The Ministry of the Environment, appreciating the quality of the environmental and social impact assessment report, the relevant responses from the engineering and design department and the promoter in light of the concerns of the target groups (ministries, NGOs and communities) regarding the project's potential impact on the surroundings, confirms that the ESIA complies with Guinean procedure as well as with the operational policies of the World Bank and the International Finance Corporation in this respect," stated Cheick Abdel Kader Sangare, Minister of Environment in a letter to the Minister of Mines and Geology dated May 23, 2005.

"The ESIA took all of the project's environmental and social concerns into account. In fact, during the public consultation process, followed by hearings on recreation days, the ministerial departments concerned, the NGOs and local populations, voiced their approval of the project's development process... To this effect, the Ministry of the Environment authorizes [the Project] to proceed with the start-up of the work in compliance with its feasibility study," concluded the Minister.

"Approval of the ESIA is another significant milestone in the successful implementation of the refinery and we are grateful for the Government of Guinea's ongoing support on all levels in facilitating the progress of this monumental project," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "We are fully committed to maintaining our high environmental and social standards and our overall development schedule which will commence construction in the fourth quarter of this year."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Dawn Lauer
GCI Group
P: 212-537-8088
dlauer@gcigroup.com

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

May 19, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Corporation (the "Corporation") on May 19, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the Corporation's amended investment and concession agreement (the "Basic Agreement").

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the Corporation's amended Basic Agreement, originally signed on October 15, 2004, for the development and construction of an alumina refinery in Boké, Guinea.

As announced on May 17, 2005, the Corporation reached an agreement with the government of the Republic of Guinea to amend the Basic Agreement. The amendment includes the following changes to the Basic Agreement:

1. The initial term of the Basic Agreement has been revised to 75 years from 99 years for the management and operation of the refinery. The term remains renewable upon agreement by both parties.

2. The tax exemption for the fifteen (15) year period commencing the year in which the refinery achieves commercial production has been amended to incorporate a schedule of

fixed annual tax payments of US$5 million in the first five (5) years, US$8 million in the next five (5) years and US$12.5 million in the final five (5) years. Following the 15th year, the Corporation will pay the statutory tax rates as outlined in the Basic Agreement as signed on October 15, 2004.

3. The mining royalty is no longer subject to floor or ceiling price restrictions; otherwise the terms of the mining royalty remain unaltered.

4. The maximum annual customs duties payable have been increased to US$100,000 from 20 million Guinean francs.

5. The operation of the indemnity provisions have been clarified with respect to Articles 34.2.2, 34.3.3, 37 and 38 of the Basic Agreement. Article 19.5 of the Basic Agreement is now Article 34.3.3.

6. The government of Guinea's option to subscribe for common shares of the Corporation at market conditions has been limited to an aggregate of 15% of the post-subscription issued and outstanding common shares.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 31st day of May, 2005.

By: (signed) *Michael Cella*

Michael Cella
Senior Vice President and Chief Financial Officer

Global Alumina

FOR IMMEDIATE RELEASE

REPUBLIC OF GUINEA'S NATIONAL ASSEMBLY RATIFIES GLOBAL ALUMINA'S BASIC AGREEMENT

Development Of Alumina Refinery On Schedule

TORONTO, ON – May 19, 2005 – Global Alumina Corporation (Global Alumina) **(TSX: GPC.U)** announced today that the Republic of Guinea's National Assembly has unanimously ratified Global Alumina's amended Basic Agreement for the development and construction of a 2.8 million tonnes per annum alumina refinery in Boké, Guinea. The Basic Agreement grants Global Alumina rights to construct, operate and maintain an alumina refinery in Guinea, rights to a mining concession for the exploitation of bauxite, rights to use existing road, rail and port infrastructure and substantial investment protections and fiscal incentives.

Lasana Conté, President of the Republic of Guinea, stated, "We encourage and support Global Alumina in its efforts to invest in and add value to Guinea's natural resources in country." President Conté reiterated that, "he wishes for Global Alumina to start its work as soon as possible" and emphasized that, "the Global Alumina refinery project will greatly benefit the people of Guinea and particularly those in the Boke region."

"We are most pleased to enjoy such extraordinary support from all constituents within Guinea as demonstrated today by the National Assembly's unanimous ratification of the Basic Agreement. This milestone will allow Global Alumina to maintain our overall development and construction schedule and will lead to an expansion of the physical work in Guinea beyond the preliminary construction associated with the port and access road infrastructure begun late last year," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "With ratification, Technip can now commence final negotiations for the procurement of all critical path equipment and materials for the project. Technip is now in country preparing its pioneer camp for construction workers as mobilization at the refinery site is scheduled to take place in the fourth quarter of 2005. Ratification also satisfies a major precondition for Dubai Aluminium's equity investment in Global Alumina and will add momentum to the on going discussions with Global Alumina's prospective lenders."

President of National Assembly Aboubacar Somparé added, "For Global Alumina, one chapter is finished and another is started. If our experiences of working with Global Alumina in the past are indicative of the future, then Global Alumina's proposed refinery will achieve great success. And we believe that your project will very soon become a living reality that will be our common pride."

Prime Minister Cellou Dalean Diallo stated, "I will be your first advocator to push the project. I will take all steps necessary to put at [Global Alumina's] disposal the means and support from the Government to ensure that the work of constructing the refinery is achieved with the greatest efficiency."

Minister of Mines Ahmed Tidjane Souaré added, "With the ratification of the Basic Agreement all obstacles are removed for Global Alumina to construct its refinery project. Following the people of Guinea's wishes, the project now enters its implementation phase. And now the investors of the project are in position to move forward with the project with great confidence."

Minister Ibrahima Soumah, former Minister of Mines and President of the negotiations committee, stated, "The World Bank agrees with us to say that the Sangaredi Alumina Refinery Project undertaken by Global Alumina is the most advanced project in our country."

As announced on May 17, 2005, Global Alumina reached an agreement with the government of the Republic of Guinea to amend the Basic Agreement signed on October 18, 2004. The amendment includes the following changes to the Basic Agreement:

- The initial term of the Basic Agreement has been revised to 75 years from 99 years for the management and operation of the refinery. The term remains renewable upon agreement by both parties.

- The tax exemption for the fifteen (15) year period commencing the year in which the refinery achieves commercial production has been amended to incorporate a schedule of fixed annual tax payments of US$5 million in the first five (5) years, US$8 million in the next five (5) years and US$12.5 million in the final five (5) years. Following the 15th year, Guinea Alumina will pay the statutory tax rates as outlined in the Basic Agreement.

- The mining royalty is no longer subject to floor or ceiling price restrictions; otherwise the terms of the mining royalty remain unaltered.

- The maximum annual customs duties payable have been increased to US$100,000 from 20 million Guinean francs.

- The operation of the indemnity provisions has been clarified with respect to specific sections of the Basic Agreement.

- The government of Guinea's option to subscribe for common shares of Global Alumina at market conditions has been limited to an aggregate of 15% of the post-subscription issued and outstanding common shares.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

REPUBLIQUE DE GUINEE
Travail – Justice – Solidarité

MINISTERE DES MINES ET DE LA GEOLOGIE

AMENDEMENT NO. 1

A LA

CONVENTION DE BASE

ENTRE

LA REPUBLIQUE DE GUINEE

ET

GUINEA ALUMINA CORPORATION LTD

ET

GLOBAL ALUMINA (« GLOBAL »)

POUR LA CONSTRUCTION ET L'EXPLOITATION D'UNE USINE D'ALUMINE A SANGAREDI

Amendement No. 1 à la

CONVENTION DE BASE

ENTRE :

1. **LA REPUBLIQUE DE GUINEE,** représentée par Son Excellence Dr Ahmed Tidjane Souare, Ministre des Mines et de la Géologie (ci-après dénommée "**L'Etat**"),

De première part;

2. **GUINEA ALUMINA CORPORATION LTD** ("GAC"), société privée immatriculée aux Iles Vierges Britanniques, dont le siège social est situé P.O. Box 3152, Road Town, Tortola, Iles Vierges Britanniques représentée par Monsieur K. Karjian dûment habilité à cet effet (ci-après dénommée "l'**Investisseur**" ou "**GAC**"),

De seconde part;

3. La société dont le nom commercial est **GLOBAL ALUMINA,** société de droit canadien immatriculée à New Brunswick, une société holding, dûment constituée selon les lois du Canada, dont les actions sont cotées à la Bourse de Toronto (Venture Exchange) et dont le sigle est GPC.U et le siège social est World headquarters, 44 Chipman Hill, 10th Floor, P.O Box 7289, Saint John, New Brunswick E2L 4S6, Canada, représentée par son président et CEO, **Monsieur Bruce J. Wrobel** dûment habilité à cet effet (ci-après dénommée "**GLOBAL**"),

De troisième part;

DECLARATIONS PRELIMINAIRES

ATTENDU QUE :

- L'Etat et l'Investisseur ont signé le 15 octobre 2004 une Convention de Base pour la réalisation et l'exploitation d'une usine d'alumine à Sangarédi afin de valoriser les immenses ressources en bauxite de cette région (la « Convention de Base ») ;

- Dans le souci de préserver les intérêts de la Guinée et de permettre à l'Investisseur de développer rapidement le Projet dans les meilleures conditions possibles, les parties sont convenues d'amender diverses dispositions de la Convention de Base ;

- Il est expressément précisé que les termes commençant par une majuscule aux présentes qui ne seraient pas définis aux termes des présentes auront la signification qui est donnée à chacun d'eux dans la Convention de Base.

Article 1.

La Concession Minière visée à l'article 3 de la Convention de Base, fera l'objet d'un décret qui précisera les coordonnées de cette Concession.

Article 2.

Le premier paragraphe de l'Article 34.2.1 est modifié de la manière suivante :

«Sous réserve et sans préjudice des dispositions de l'Article 34.2.2 ci-après, la durée de la présente Convention concernant la construction, la gestion et l'exploitation de la Raffinerie est fixée à soixante-quinze (75) ans (la « Période Contractuelle »).

Les autres paragraphes de l'Article 34.2.1 de la Convention de Base demeurent inchangés.

Article 3.

L'Article 13.1 de la Convention de Base est modifié de la manière suivante :

« Au plus tard le 1er septembre 2005, l'Etat pourra faire une offre à GLOBAL pour acquérir, auprès de GLOBAL, un nombre d'actions ordinaires de GLOBAL, correspondant à une participation initiale de dix pour cent (10)%, et une participation additionnelle de cinq pour cent (5%) dans GLOBAL. Ces acquisitions se feront aux conditions du marché et ne devront pas affecter défavorablement la levée des financements par l'Investisseur pour les

*besoins du Projet ; en outre, la détention d'actions par l'Etat ne devra en aucun cas affecter les gestion et l'administration de l'**Investisseur** ou de toute autre structure de gestion mise en place pour les besoins du Projet.*

L'Etat et GLOBAL arrêteront d'un commun accord les mécanismes pouvant être utilisés pour réaliser ces acquisitions ».

Article 4.

L'Article 19 (19.1 et 19.2 inclus) de la Convention de Base est remplacé par les dispositions suivantes :

« Article 19 : ***Indemnisation***

19.1 : Sous réserve et sans préjudice des dispositions des Articles 34.2.2, 34.3.3, 37 et 38, toute Partie qui causerait un préjudice à une autre Partie dans le cadre de la présente Convention et/ou du Contrat d'Infrastructure, sera tenue d'indemniser la Partie non défaillante du préjudice subi du fait de la Partie défaillante (même si le préjudice subi résulte d'un non respect des dispositions des présentes qui ne donnerait pas lieu à résiliation de la présente Convention et/ou du Contrat d'Infrastructure).

*19.2 : L'indemnisation par la Partie défaillante devra couvrir l'intégralité du Dommage subi (« l'Indemnisation »). Le terme « Dommage » recouvre tout préjudice direct et indirect, matériel ou immatériel comprenant en particulier la valeur de remplacement des Actifs perdus par l'**Investisseur** (si l'Etat est la Partie défaillante), ou par l'**Etat** si (l'**Investisseur** est la Partie défaillante) tous les coûts, pertes d'exploitation et de profits actuels et futurs jusqu'au terme de la présente Convention, tous coûts, dépenses, intérêts et honoraires d'avocats, de conseillers juridiques et d'experes et autres débours encourus par la Partie ayant subi le dommage.*

Les articles 19.3 et 19.4 demeurent inchangés

L'Article **19.5** de la Convention de Base devient le nouvel Article **34.3.3** de la Convention de Base.

En outre, la référence à ce nouvel Article 34.3.3 s'ajoute à l'énumération des Articles figurant aux Articles 34.3.1 commençant avec l'Article 19 (premier et deuxième paragraphes) et 34.3.2 (premier paragraphe).

Article 5.

Le premier paragraphe de l'Article 28.3 de la Convention de Base est modifié de la manière suivante :

« A compter du premier exercice fiscal suivant la Date de Démarrage de la Production Commerciale, la Société sera assujettie à une taxe minière sur la bauxite transformée en alumine à sa sortie de stock, égale à cinq pour cent (5%) calculée sur la valeur FOB bauxite CBG à la date des présentes »

Le reste de l'Article 28.3 de la Convention de Base demeure inchangé.

Article 6.

Le premier paragraphe de l'Article 29 est modifié de la manière suivante :

*«l'**Investisseur**, ses fournisseurs et Sous-traitants directs, seront exonérés de tout Impôt pendant une période de quinze (15) ans à compter de la Date de Démarrage de la Production Commerciale, à l'exception des Impôts visés aux Articles 28.1 à 28.3 ci-dessus et de la taxe forfaitaire annuelle visée à l'Article 29.1 ci-dessous.*

Le second paragraphe de l'Article 29 de la Convention de Base demeure inchangé.

Article 7.

Le premier paragraphe de l'Article 29.1 de la Convention de Base est modifié de la manière suivante :

« 29.1. : Impôt sur les bénéfices industriels et commerciaux (BIC)

La Société acquittera l'impôt BIC au taux de 35% à compter du premier exercice fiscal suivant l'expiration de la période de quinze (15) ans à compter de la Date de Démarrage de la Production Commerciale mentionnée ci-dessus.

Durant cette période de quinze ans (15) ans, la Société paiera une taxe forfaitaire annuelle selon les modalités suivantes :

(i) 5.000.000 millions de US dollars (cinq millions de US dollars) par an durant chacun des cinq premiers exercices fiscaux suivant la Date de Démarrage de la Production Commerciale,

(ii) 8.000.000 millions de US dollars (huit millions de US dollars) par an durant les cinq exercices fiscaux suivant la fin des cinq exercices visés au (i) ci-dessus,

(iii) 12.500.000 US dollars (douze millions cinq cent mille US dollars) par an durant les cinq exercices fiscaux suivant la fin des cinq exercices fiscaux visés au (ii) ci-dessus,

Chacun de ces paiements de taxe forfaitaire annuelle sera considéré comme une charge déductible pour le calcul des bénéfices imposables et assimilé à un amortissement réputé différé qui pourra être imputé sur les bénéfices comme indiqué à l'Article 29.1.2 de cette Convention. »

Article 8.

Le deuxième paragraphe de l'Article 30.1 de la Convention de Base est modifié de la manière

suivante :

« Toutefois, les biens mentionnés ci-dessus seront assujettis au paiement, aux Autorités Douanières, d'une taxe d'enregistrement, au taux de 0,5% de la valeur CAF des biens importés, cette taxe étant plafonnée à 100.000 US dollars (cent mille US dollars). »

Le premier et le troisième paragraphes de l'Article 30.1 de la Convention de Base demeurent inchangés.

Le présent Amendement No. 1 fera partie intégrante de la Convention de Base et entrera en vigueur simultanément à la Convention de Base.

Fait à Conakry, le 16 Mai 2005

POUR LA REPUBLIQUE DE GUINEE

Par le Ministre chargé des Mines et de La Geologie

Son Excellence Dr. Ahmed Tidjane Souare

Par le Ministre de l'Economie et Des Finances

Son Excellence Mr. Madikaba Camara

POUR GAC

Par l'Administrateur

Monsieur K. Kanjian

POUR GLOBAL

Par le Président et Chief Executive Officer (CEO)

Monsieur Bruce J. Wrobel

TRANSLATION

THE REPUBLIC OF GUINEA

Work – Justice – Solidarity

MINISTRY OF MINES AND GEOLOGY

AMENDMENT NO. 1

TO THE

BASIC AGREEMENT

BETWEEN

THE REPUBLIC OF GUINEA

AND

GUINEA ALUMINA CORPORATION LTD.

AND

GLOBAL ALUMINA ("GLOBAL")

FOR THE CONSTRUCTION AND OPERATION OF AN ALUMINA PLANT AT SANGAREDI

Amendment No. 1 to the

BASIC AGREEMENT

BETWEEN:

1. **THE REPUBLIC OF GUINEA,** represented by His Excellency Dr. Ahmed Tidjane Souare, Minister of Mines and Geology (hereinafter referred to as the "**State**"),

Of the first part;

2. **GUINEA ALUMINA CORPORATION LTD.** ("GAC"), a private company registered in the British Virgin Islands, with its registered office at P.O. Box 3152, Road Town, Tortola, British Virgin Islands, represented by Mr. K. Karjian, duly authorized to this effect (hereinafter referred to as the "**Investor**" or "**GAC**"),

Of the second part;

3. **GLOBAL ALUMINA**, a Canadian holding company registered in New Brunswick, duly organized according to the laws of Canada, the shares of which are listed on the Toronto Venture Exchange under the symbol GPC.U and whose registered office is World headquarters, 44 Chipman Hill, 10th Floor, P.O. Box 7289, Saint John, New Brunswick, E2L 4S6, Canada, represented by its President and Chief Executive Officer, **Mr. Bruce J. Wrobel,** duly authorized to this effect (hereinafter referred to as "**GLOBAL**"),

Of the third part;

RECITALS

WHEREAS

- On October 15, 2004, the State and the Investor signed a Basic Agreement relating to the construction and operation of an alumina plant at Sangarédi so as to develop the significant bauxite resources of such region (the "Basic Agreement");
- Concerned about preserving the interests of Guinea and to enable the Investor to rapidly develop the Project under the best possible conditions, the parties have agreed to amend various provisions of the Basic Agreement;
- It is expressly stipulated that the capitalized terms in this Amendment, which are not defined under the terms of this Amendment, shall have the meaning ascribed to each of them in the Basic Agreement.

Section 1.

The Mining Concession referred to in Article 3 of the Basic Agreement shall be the object of a decree which shall precisely state the coördinates of such Concession.

Section 2.

The first paragraph of Article 34.2.1 is amended as follows:

"Subject to and without prejudice to the provisions of Article 34.2.2 hereinafter, the term of this Agreement as regards the construction, management and operations of the Refinery is set at seventy-five (75) years (the "Contractual Period")."

The other paragraphs of Article 34.2.1 of the Basic Agreement remain unchanged.

Section 3.

Article 13.1 of the Basic Agreement is amended as follows:

"No later than September 1, 2005, the State shall have the right to make an offer to GLOBAL to acquire from GLOBAL a number of common shares of GLOBAL, corresponding to an initial interest in GLOBAL of ten percent (10%) and an additional interest of five percent (5%) in GLOBAL. Such acquisitions shall be at market conditions and shall not adversely affect the Investor's capacity to raise the financing for the purposes of the Project; moreover, the holding of shares by the State shall not, under any circumstances, affect the management and administration of the Investor or of any other management structure implemented for the purposes of the Project.

The State and GLOBAL shall, by mutual agreement, decide on the mechanisms to be used to complete such acquisitions."

Section 4.

Article 19 (19.1 and 19.2 inclusive) of the Basic Agreement is replaced by the following provisions:

"Article 19 – Indemnification

19.1: Subject to and without prejudice to the provisions of Articles 34.2.2, 34.3.3, 37 and 38, any Party who would prejudicially affect another Party in the course of this Agreement and/or the Infrastructure Agreement, shall indemnify the non-breaching Party for the prejudice sustained owing to the action of the defaulting Party (even if the prejudice sustained results from the failure to comply with the provisions hereof that would not give rise to the termination of this Agreement and/or the Infrastructure Agreement).

19.2: The indemnification by the defaulting Party shall cover all of the damage suffered (the "Indemnification"). The word "Damage" covers any and all direct and indirect, tangible or intangible, prejudice including, in particular, the replacement value of the Assets lost by the Investor (if the State is the defaulting Party) or by the State (if the Investor is the defaulting Party), all the costs, operating and profit losses, current and future, until the expiry of this Agreement, all costs, expenses, interest and legal and expert fees and other disbursements incurred by the Party having sustained the damage."

Articles 19.3 and 19.4 remain unchanged.

Article 19.5 of the Basic Agreement becomes new Article 34.3.3 of the Basic Agreement.

Moreover, reference to such new Article 34.3.3 is added to the list of Articles appearing in Article 34.3.1, beginning with Article 19 (first and second paragraphs) and Article 34.3.2 (first paragraph).

Section 5.

The first paragraph of Article 28.3 of the Basic Agreement is amended as follows:

"Effective the first fiscal year following the Date of the Commercial Production Start Up, the Company shall be subject to a mining tax on the bauxite transformed into alumina upon issue from stock, equal to five percent (5%) calculated on the FOB value of the CBG bauxite on the date hereof."

The remainder of Article 28.3 of the Basic Agreement remains unchanged.

Section 6.

The first paragraph of Article 29 of the Basic Agreement is amended as follows:

"The Investor, its suppliers and Direct Subcontractors shall be exempt from any Income Tax for a period of fifteen (15) years from the Date of Commercial Production Start Up, with the exception of the Income Taxes under Articles 28.1 to 28.3 above and from the annual lump sum tax under Article 29.1 below."

The second paragraph of Article 29 of the Basic Agreement remains unchanged.

Section 7.

The first paragraph of Article 29.1 of the Basic Agreement is amended as follows:

"29.1 Business Income Tax

The Company shall pay the business income tax at the rate of thirty-five percent (35%) effective the first fiscal year following the expiry of the fifteen (15) year period from the aforementioned Date of Commercial Production Start Up.

During such fifteen (15) year period, the Company shall pay an annual lump sum tax as follows:

(i) five million US dollars (US$5,000,000) per year during each of the first five fiscal years following the Date of Commercial Production Start up;

(ii) eight million US dollars (US$8,000,000) per year during the five fiscal years following the end of the five fiscal years referred to in (i) above;

(iii) twelve million five hundred thousand US dollars (US$12,500,000) per year during the five fiscal years following the end of the five fiscal years referred to in (ii) above.

Each of these annual lump sum tax payments shall be considered as a deductible expense to calculate taxable earnings and shall be compared to a deemed deferred depreciation that can be applied against the earnings as set forth in Article 29.1.2 of this Agreement."

Section 8.

The second paragraph of Article 30.1 of the Basic Agreement is amended as follows:

"However, the aforementioned goods shall be subject to the payment of a registration fee to Customs Authorities at the rate of 0.5% of the CIF value of the imported goods, such fee being capped at one hundred thousand US dollars (US$100,000)."

The first and third paragraphs of Article 30.1 of the Basic Agreement remain unchanged.

This Amendment No. 1 shall form an integral part of the Basic Agreement and shall come into effect simultaneously with the Basic Agreement.

Prepared and signed in Conakry, on May 16, 2005

FOR AND ON BEHALF OF THE REPUBLIC OF GUINEA

Per the Minister responsible for Mines and Geology

_(s)___________________________
His Excellency Dr. Ahmed Tidjane Souare

Per the Minister of Economy and Finance

_(s)______________________________
His Excellency Mr. Madikaba Camara

FOR AND ON BEHALF OF GAC

Per the Director

_(s)____________________
Mr. K. Karjian

FOR AND ON BEHALF OF GLOBAL

Per the President and CEO

___(s)______________
Mr. Bruce J. Wrobel

Global Alumina

GLOBAL ALUMINA CORPORATION CONGRATULATES G8 ON EFFORTS TO AID AFRICA

Company's Business Plan in Line With Global Investment Strategy

TORONTO, ON – July 6, 2005 – Global Alumina Corporation, (Global Alumina) (TSX: GLA.U) a company that proposes to produce alumina for sale to the global aluminum industry, today announced its public support of the efforts being undertaken by the G8 at this year's Summit in Gleneagles.

As previously reported by the G8, the challenges facing Sub-Saharan Africa ranging from extreme poverty to a majority of the world's AIDS epidemic have made international cooperation to support the continent and achieve lasting progress a priority agenda item. Over the past five years, Global Alumina has worked extensively with the government of the Republic of Guinea to develop a plan for a 2.8 mtpa world-class alumina refinery. The multi-billion dollar project, slated to be complete by 2009, will be the largest investment project ever realized in Guinea and will help transform Guinea's economy.

As part of Global Alumina's alumina refinery project, the Company is investing in vocational training, educational, health and other social infrastructure for Guineans who will be employed on the project. Additionally, the Company will be upgrading the region's surrounding infrastructure through the construction of new roads, port facilities, rail spurs, a coal-fired power plant, water reservoir and sanitation and drainage facilities.

"We applaud the efforts of the G8 to support international development aid in Africa at this pivotal point in the continent's history," stated Bruce Wrobel, Global Alumina's Chairman and CEO. "It remains our priority to align our long-term business goals with the global call to action to initiate economic stimulation and progress in Africa. As a result of the construction of the refinery and surrounding permanent infrastructure, we hope to see measurable improvements in Guinea's ability to flourish and become economically self-sufficient."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information, visit www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA'S BASIC AGREEMENT RECEIVES FORMAL APPROVAL FROM REPUBLIC OF GUINEA'S PRESIDENT

TORONTO, ON – July 13, 2005 – Global Alumina Corporation (Global Alumina) **(TSX: GLA.U)** announced today that Lasana Conté, President of the Republic of Guinea, has promulgated Global Alumina's Basic Agreement for the development and construction of a 2.8 million tonne per annum alumina refinery in Boké, Guinea, slated to be complete by 2009. The promulgation follows the agreement's unanimous ratification by the Republic of Guinea's National Assembly on May 19, 2005.

The President's promulgation of Global Alumina' Basic Agreement denotes that the agreement is now decreed into law and has been approved by both the legislative and executive branch of the Republic of Guinea's government.

"It is an honour to continue to have the extraordinary support of President Conté for our project. He has been a strong advocate of our project throughout the process," said Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "Promulgation completes another milestone in our development schedule and builds momentum for our on-going activities."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES SECOND QUARTER 2005 RESULTS

Signed Two Equity and Production MOUs – Ratified Basic Agreement

TORONTO, ON (August 9, 2005) – Global Alumina Corporation ("Global Alumina") **(TSX: GLA.U)** announced today its financial and operating results for the second quarter and six months ended June 30, 2005. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or on the Company's Web site at www.globalalumina.com. All dollar amounts are in U.S. dollars.

Second Quarter Highlights:

- Significant corporate highlights include:
  - The Republic of Guinea's National Assembly ratified Global Alumina's Basic Agreement to construct and develop its 2.8 million tonne per annum alumina refinery
  - The Republic of Guinea's Minister of Environment approved Global Alumina's Environmental and Social Impact Assessment
  - Memoranda of Understanding with Dubai Aluminium Company Limited and China Aluminium Group, Ltd. were signed to negotiate agreements whereby substantial equity investments in Global Alumina would be made and 50% of the annual production from Global Alumina's proposed refinery would be locked-up in long-term purchase and sale agreements

- Significant financial highlights include:
  - Cash and cash equivalents of $24.5 million at June 30, 2005
  - Loss for the three and six months ended June 30, 2005 of $3.4 million ($0.03 per share) and $7.4 million ($0.06 per share) respectively, and $5.5 million ($0.06 per share) and $7.0 million ($0.08 per share) for the same periods during 2004
  - Engineering and professional fees for the three and six months ended June 30, 2005 were $1.9 million and $4.7 million respectively, and $4.6 million and $5.8 million for the same periods during 2004

"Securing MOUs for substantial equity investments and the off-take of 50% of our proposed refinery's alumina production combined with the corporate milestones achieved during the second quarter demonstrates Global Alumina's ability to deliver on our business plan," stated Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "Amidst continuing concerns over the supply of alumina, our project continues

to receive strong support from the aluminium industry. As such, we look forward to announcing additional strategic equity and off-take partners in the coming quarters."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella	Joshua Orzech
Global Alumina	GCI Group
P: 212-223-9419	P: 416-486-5923
cella@globalalumina.com	jorzech@gcigroup.com

SEC File No. 82-34874

Global Alumina Corporation

Interim Consolidated Financial Statements
(Unaudited)
June 30, 2005
(expressed in U.S. dollars)

Global Alumina Corporation

Interim Consolidated Balance Sheet
(Unaudited)

(expressed in U.S. dollars)

	June 30, 2005 $	December 31, 2004 $
Assets		
Current assets		
Cash and cash equivalents	24,530,275	51,554,031
Due from affiliates and other assets	2,663,382	175,239
	27,193,657	51,729,270
Engineering contracts	53,983	593,805
Construction-in-progress	25,810,222	6,399,812
Other assets	27,911	33,898
	53,085,773	58,756,785
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	3,760,347	4,132,350
Shareholders' Equity		
Capital stock and other equity (note 4)	83,227,173	81,477,424
Contributed surplus	618,814	271,484
Deficit	(34,520,561)	(27,124,473)
	49,325,426	54,624,435
	53,085,773	58,756,785

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Operations and Deficit
(Unaudited)

(expressed in U.S. dollars)

	Six-month period ended June 30, 2005 $	Six-month period ended June 30, 2004 $	Three-month period ended June 30, 2005 $	Three-month period ended June 30, 2004 $
Other income				
Interest	316,281	188,404	139,967	113,322
Other	63,164	-	52,242	-
	379,445	188,404	192,209	113,322
Expenses				
Engineering	25,178	3,294,913	3,759	2,466,899
Professional fees	4,681,668	2,531,039	1,892,643	2,120,651
General and administrative	2,522,878	1,358,131	1,391,859	1,067,749
Amortization	545,809	-	273,769	-
	7,775,533	7,184,083	3,562,030	5,655,299
Net loss for the period	(7,396,088)	(6,995,679)	(3,369,821)	(5,541,977)
Deficit - Beginning of period	(27,124,473)	(10,031,917)	(31,150,740)	(11,485,619)
Reverse takeover costs	-	(17,896)	-	(17,896)
Deficit - End of period	(34,520,561)	(17,045,492)	(34,520,561)	(17,045,492)
Basic and diluted loss per common share (note 5)	(0.06)	(0.08)	(0.03)	(0.06)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Cash Flows
(Unaudited)

(expressed in U.S. dollars)

	Six-month period ended June 30, 2005 $	Six-month period ended June 30, 2004 $	Three-month period ended June 30, 2005 $	Three-month period ended June 30, 2004 $
Cash provided by (used in)				
Operating activities				
Net loss for the period	(7,396,088)	(6,995,679)	(3,369,821)	(5,541,977)
Stock options (note 3)	347,329	51,928	207,886	51,928
Amortization	545,809	-	273,769	-
Non-cash interest	-	(5,000)	-	-
	(6,502,950)	(6,948,751)	(2,888,166)	(5,490,049)
Changes in non-cash items relating to operating activities				
Prepaid expenses	-	-	-	50,000
Due from affiliates and other assets	(2,488,143)	-	(485,112)	-
Accounts payable and accrued liabilities	(372,003)	(338,797)	162,210	659,839
	(9,363,096)	(7,287,548)	(3,211,068)	(4,780,210)
Investing activities				
Additions to construction-in-progress	(19,410,410)	-	(10,842,859)	-
Financing activities				
Proceeds from issuances of common shares	1,749,750	44,775,614	18,750	-
Collection of stock subscription receivable	-	4,000	-	-
Repayments to affiliates	-	(196,551)	-	-
Repayments of note payable	-	(300,000)	-	-
	1,749,750	44,283,063	18,750	-
Net (decrease) increase in cash and cash equivalents during the period	(27,023,756)	36,995,515	(14,035,177)	(4,780,210)
Cash and cash equivalents - Beginning of period	51,554,031	54,583	38,565,452	41,830,308
Cash and cash equivalents - End of period	24,530,275	37,050,098	24,530,275	37,050,098

See accompanying notes to consolidated financial statements.

(expressed in U.S. dollars)

1 Nature of operations

Global Alumina Products Corporation ("Global Alumina" or the "Company") filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. The predecessor business of Global Alumina was carried on by Guinea Aluminum Products Corporation Ltd. ("GAPCO"). GAPCO completed a reverse takeover transaction with PL Internet Inc. on May 25, 2004 and subsequently changed its name to Global Alumina. Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea. Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea (the "Ministry") signed an agreement (the "Basic Agreement") for the construction and operation of an alumina plant refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within the specified bauxite mining concession area.

On May 17, 2005, the Company and the Ministry signed an amendment to the Basic Agreement modifying certain terms. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of the Republic of Guinea signed a decree adopting the amended Basic Agreement into law.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, raising capital and preliminary construction activities.

(expressed in U.S. dollars)

2 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2004. The results of the operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3 Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value based method of accounting. Using the Black-Scholes pricing model, the weighted average fair value of options granted during the six-month period ended June 30, 2005 was estimated to be $821,333. Expenses in the amount of $347,329 (2004 - $51,928) and $207,886 (2004 - $51,928) have been recognized in the six- and three-month periods ended June 30, 2005, respectively. No options have been exercised as of June 30, 2005 and the unvested unamortized fair value of options granted amounts to $790,310 (2004 - $524,632).

The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the six-month period ended June 30, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	N/A
Volatility factor	55%
Expected life	3 years

(expressed in U.S. dollars)

4 Capital stock and other equity

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 119,550,623 and 118,244,623 shares at June 30, 2005 and December 31, 2004, respectively.

	Number of common shares	Amount $	Number of warrants	Amount $	Total $
Balance - December 31, 2004	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Exercise of warrants	1,293,500	1,870,162	(1,293,500)	(139,162)	1,731,000
Balance - March 31, 2005	119,538,123	79,358,948	31,756,500	3,849,476	83,208,424
Exercise of warrants	12,500	20,737	(12,500)	(1,988)	18,749
Balance - June 30, 2005	119,550,623	79,379,685	31,744,000	3,847,488	83,227,173

Stock options

In May 2004, the Company adopted a stock option plan, which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or non-qualified stock options. The Board of Directors approved an Employee Stock Option Plan under which 10,000,000 common shares were reserved for issuance to employees. The Employee Stock Option Plan is limited to a maximum term of ten years. On March 10, 2005, a total of 822,000 options were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 options were issued.

(expressed in U.S. dollars)

A summary of the status of the Company's plan is as follows:

	Weighted average number of options	Weighted average exercise price $
Outstanding - January 1, 2004	-	-
Granted	1,035,000	1.50
Expired or cancelled	-	-
Exercised	-	-
Outstanding - December 31, 2004	1,035,000	1.50
Granted	822,000	2.50
Outstanding - June 30, 2005	1,857,000	1.94
Exercisable - June 30, 2005	517,500	1.50

5 Loss per share

The computations for basic loss per common share are as follows:

	Six months ended		Three months ended	
	June 30, 2005 $	June 30, 2004 $	June 30, 2005 $	June 30, 2004 $
Net loss	(7,396,088)	(6,995,679)	(3,369,821)	(5,541,977)
Average number of shares	119,318,500	89,660,000	119,549,000	98,826,000
Loss per common share	(0.06)	(0.08)	(0.03)	(0.06)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an anti-dilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates only in one reportable industry segment, namely, the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. As at June 30, 2005, the Company's total capital assets amounted to $25,838,133, consisting of construction-in-progress of $25,810,222 and other assets of $27,911, all of which are located in the Republic of Guinea.

(expressed in U.S. dollars)

7 Related party transactions

During the six-month period ended June 30, 2005, the Company has had the following related party transactions:

The Company has an agreement to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the project and the level of activity required of Karalco on behalf of Global Alumina. The total payments with respect to the monthly retainer for the six-month period ended June 30, 2005 amounted to $360,000 (2004 - $270,000). In accordance with the incentive based compensation arrangement, the Company will pay $250,000 to Karalco in connection with the ratification of the Basic Agreement and promulgation of the presidential decree, a process which was completed on July 4, 2005. This amount has not been accrued in the six-month period ended June 30, 2004 since the process resulting in a payment did not occur until July 4, 2005.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the six-month period ended June 30, 2005 amounted to $486,000 (2004 - $271,300).

The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the six-month period ended June 30, 2005 were approximately $90,000 (2004 - $43,000).

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Company") and should be read in conjunction with the unaudited consolidated interim financial statements for the three-month period ended March 31, 2005, the six-month periods ended June 30, 2005 and 2004 and the audited consolidated financial statements for the fiscal year ended December 31, 2004, together with the related notes contained therein. The Company's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is August 5, 2005.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the New Brunswick *Business Corporations Act* (the "NBBCA") on May 26, 2004. For a description of this transaction see "Material Transactions" below.

Global Alumina's main business is the development of the alumina refining industry in the Republic of Guinea ("Guinea"). Its major initiative is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea. This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.) ("Guinea Alumina"). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminum Industry Professionals Inc., a subsidiary of Global Alumina. To date, it has incurred a cumulative deficit of $34,520,561 since the commencement of operations on July 21, 1999.

Selected Quarterly Information (unaudited)

	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003	Quarter ended September 30, 2003
Total revenues (interest and fee income)	$192,209	$187,236	$125,900	$126,368	$113,322	$75,083	$nil	$nil
Net loss	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,939,702)	(329,486)	(233,627)
Net loss per share	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)	(0.03)	(0.01)	(0.00)

Results of Operations

Global Alumina's operations during the three months ended June 30, 2005 and the six months ended June 30, 2005 produced a net loss of $3,369,821 or $0.03 per share and $7,396,088 or $0.06 per share, respectively (2004 – $5,541,977 or $0.06 per share and $6,995,679 or $0.06 per share). Interest income for the six-month period was $316,281 (2004 – $188,404). The interest income was earned on the proceeds realized from the private placements in 2004, which has been held in bank accounts and liquid investments in order to be available for operations.

The "Breakdown of Expenses" table below provides a summary analysis of operating expenses for the six months ended June 30, 2005 compared to the corresponding period in 2004. Coincident with an upturn in the market for alumina in 2004, the Company substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. Effective October 1, 2004, the Company commenced capitalization of all engineering expenses directly associated with the early stage construction of its refinery facility in Guinea. Specifically, the Company broke ground and commenced preliminary construction activities for the port facility. As a result, engineering expenses for the six months ended June 30, 2005 are $25,178 as compared to $3,294,913 in the corresponding period in 2004. The engineering expenses include expenses related to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. The increased activity is reflected in the increase in professional fees and general and administrative expenses in the second quarter of 2005 as compared to the corresponding period in 2004. Professional fees include expenses related to legal, accounting and consulting services. Of the total amortization charges, $539,822 relates to certain intangible assets that were acquired in July 2004. The intangible assets are being amortized over a twelve month period commencing July 2004.

Breakdown of Expenses (unaudited)

Expenses	Six months ended June 30, 2005	Six months ended June 30, 2004
Engineering	$25,178	$3,294,913
Professional fees	4,681,668	2,531,039
General and administrative	2,522,878	1,358,131
Amortization	545,809	Nil
Total expenses	7,775,533	7,184,083

Liquidity and Capital Resources

At June 30, 2005, the Company had a working capital surplus of $23,433,310, compared to a surplus of $47,596,920 at December 31, 2004. The decrease is primarily attributed to the ongoing expenditures with respect to the alumina refinery project development, engineering, financing and other construction activities. The Company has recently entered into a memorandum of understanding with Dubai Aluminium Company, Ltd. ("DUBAL") whereby DUBAL would make an investment in Global Alumina by way of share subscriptions that would result in DUBAL ultimately owning 25% of the outstanding shares of Global Alumina. The completion of this transaction is subject to definitive documentation and shareholder approval. See "Contractual Commitments - Memorandum of Understanding with DUBAL".

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at June 30, 2005 or at December 31, 2004.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in Note 1 to the audited annual financial statements for the year ended December 31, 2004. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development expenditures

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures to date should be expensed. The Company will closely monitor future developments to assess the appropriateness of this policy.

Construction-in progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to the construction project; or

(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing costs

The costs incurred by the Company in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;

(b) the proposed financing details are specifically identified; and

(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at June 30, 2005 and June 30, 2004.

Outstanding Share Data

Common Shares

The Company has authorized an unlimited number of common shares, with no par value, of which 119,550,623 shares are issued and outstanding as at August 5, 2005.

Share purchase warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
23,912,500	February 3, 2006	$1.50
250,000	February 3, 2006	$1.50
4,000,000	December 31, 2006	$1.00
3,581,500	February 3, 2008	$1.00

Employee Stock Options

In May 2004, the Company adopted a stock option plan which would provide for employees, directors, officers and consultants of the Company to have the opportunity to acquire common shares of the Company through the grant of options that are incentive stock options or nonqualified stock options. The Board of Directors approved an Employee Stock Option Plan (the "Plan") under which 10,000,000 common shares were reserved for issuance to employees. The Plan is limited to a maximum term of ten years. A total of 1,035,000 options were granted during 2004 pursuant to the terms of the Plan.

On March 10, 2005 a total of 822,000 options were granted with an exercise price of $2.50, a vesting period over 3 years and a maximum term of 5 years. Expenses in the amount of $347,330 (2004 – $51,928) and $207,886 (2004 – $51,928) have been recognized in the six- and three-month periods ended June 30, 2005.

On July 25, 2005 a total of 503,500 options were granted with an exercise price of $1.40, a vesting period over 3 years and a maximum term of 5 years. Also on July 25, 2005, 70,000 options previously granted to an individual on March 10, 2005 were cancelled. As of the date hereof, a total of 1,255,500 options have been granted during 2005.

Material Transactions

On March 12, 2004, the Company entered into an Arrangement Agreement with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement (the "Arrangement") in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI.

Prior to the Share Exchange, PLI filed amended articles of incorporation (the "Amendment") to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the Share Exchange, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick (the "Continuance") by filing articles of continuance under the NBBCA. Global Alumina then continued as a public company and a

reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario. Additional information with respect to this transaction may be found in the Management Information Circular of PLI dated April 2, 2004, available through SEDAR at www.sedar.com.

Effective February 16, 2005, Global Alumina listed its common shares on the Toronto Stock Exchange and delisted its common shares from the TSX Venture Exchange.

Effective April 29, 2005, the Company filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation.

Contractual Commitments

General

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the approximately $2 billion alumina refining facility in Guinea. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisors will accrue upon receipt of commitment letters for project associated equity and debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, the Company terminated the agreement with the equity advisor.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. It is anticipated that Phase One will be completed by October 30, 2005. The Company estimates that payments to Technip in connection with the completion of Phase One will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will provide insurance coverage, in its capacity as an insurance broker, and account management services in connection with the Company's development and construction of the alumina refinery and associated infrastructure in Guinea (the "Project"). The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project. The total fee payable to Willis under the agreement is $750,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker.

Related Party Transactions

Related party transactions were disclosed in Note 13 to the annual audited financial statements for the fiscal year ended December 31, 2004 and have been reproduced below and updated to reflect payments made by the Corporation during the first two quarters of 2005. There has been no material change to the relationships or transactions since year end.

During the fiscal year ended December 31, 2004, the Company had an agreement to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the fiscal year ended December 31, 2004 amounted to $585,000. Between October of 2004 and February of 2005, the Company and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure will be based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement (as defined below); the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco. Global Alumina believes that this compensation structure reflects significant milestones toward the successful completion of the refinery which will be achieved with the assistance of Karalco. The total payments with respect to the monthly retainer for the six-month period ended June 30, 2005 amounted to $360,000. In accordance with the incentive based compensation arrangement, the Company will pay $250,000 to Karalco in connection with the ratification of the Basic Agreement and promulgation of the Presidential decree, a process which was completed on July 4, 2005. The Company anticipates that this incentive fee will be paid to Karalco during the third quarter of 2005. See " - Status of the Basic Agreement".

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2004 amounted to $542,607. The total payments for the six-month period ended June 30, 2005 amounted to $486,000.

The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the six months ended June 30, 2005 and years ended December 31, 2004 and 2003 and the cumulative period July 21, 1999 (date of inception) to December 31, 2004 were approximately $90,000, $85,786, $17,000, and $373,786, respectively.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Status of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology (the "Ministry") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery within a specified bauxite mining concession area. On May 17, 2005, the Company and the Ministry signed an amendment to the Basic Agreement modifying certain terms. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of the Republic of Guinea signed a decree adopting the amended Basic Agreement into law.

Memorandum of Understanding with DUBAL

On April 28, 2005 the Company announced that Global Alumina and DUBAL had entered into a memorandum of understanding whereby DUBAL would make an investment in Global Alumina by way of share subscriptions that would result in DUBAL ultimately owning 25% of the outstanding shares of Global Alumina. In addition, DUBAL and Guinea Alumina Corporation S.A., a wholly owned subsidiary of Global Alumina ("Guinea Alumina"), would simultaneously enter into a long term purchase and sale agreement for 25% of the annual production from Guinea Alumina's proposed refinery.

DUBAL and Gbbal Alumina are finalizing the details of the two agreements, which will be submitted to their respective Boards for approval. Once approved, the agreement with respect to DUBAL's investment in Global Alumina will be submitted to the Toronto Stock Exchange and Global Alumina's shareholders for approval. The equity investment is also conditional upon securing commitments for the balance of equity required to fund completion of its refinery project in Guinea.

Memorandum of Agreement with CAG

On May 18, 2005 the Company announced that it had entered into its second offtake Memorandum of Understanding (MOU) with China Aluminium Group, Ltd. (CAG) The MOU also incorporates a provision whereby CAG would make an investment in Global Alumina.

Under the terms of the Global Alumina and CAG Memorandum of Understanding, CAG will enter into a long-term purchase and sale agreement with Guinea Alumina Corporation, S.A., a wholly-owned subsidiary of Global Alumina, for 25% of the annual production from the Company's proposed refinery. CAG also will acquire an interest in Global Alumina common stock.

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, the ability to secure adequate financing

to meet the minimum capital required to successfully complete the Project, competition from other companies involved in the alumina market, and any future political, social or economic instability within Guinea. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction and raising capital.

Investment in Guinea

With approximately eight million people and an estimated gross domestic product of $3.3 billion, Guinea's per capita income is only $440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for Global Alumina to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact Global Alumina's performance.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect Global Alumina's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. Global Alumina will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that Global Alumina will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

Financing Risks

Global Alumina's current estimate of the cost to complete the Project is approximately $2.35 billion. Global Alumina will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that Global Alumina will be able to obtain the required financing to complete the Project on terms favourable to the Company or at all. Global Alumina anticipates the need to raise an estimated $600 million pursuant to an equity offering, and shareholders will experience significant ownership dilution as a result of any such offering. Global Alumina also anticipates the need for an estimated $1.65 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Company to obtain any required financing for its projects. There is no assurance that Global Alumina will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Company and its ability to continue the Project.

Competition

Global Alumina's business is intensely competitive and it competes with companies that have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater resources than Global Alumina and accordingly are potentially formidable competitors. In addition, Global Alumina may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, Global Alumina will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

There is no assurance that Global Alumina will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that Global Alumina will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

Global Alumina's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery

will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. Global Alumina's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

Global Alumina's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. Global Alumina may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

Global Alumina's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Company's business. In addition, if the Government of Guinea adopts more stringent environmental standards or enforces current or new regulations in a more rigorous manner, Global Alumina may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

Global Alumina's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Global Alumina's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

Global Alumina's success is highly dependent on its founders, directors and management team. The Company's management team has expanded to meet its growing needs. The Company must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of Global Alumina's senior management or other key employees could make it more difficult to successfully operate the Company's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of Global Alumina's operations. Global Alumina reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Company.

Liquidity of Investment

Global Alumina's common shares are thinly traded in Canada, and the lack of trading volume of the Company's common shares will limit the liquidity of such shares.

Additional Information

Additional documents and information regarding the Company are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

(signed) *Bruce J. Wrobel*
Bruce J. Wrobel
Chairman and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael J. Cella, Chief Financial Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

(signed) *Michael J. Cella*
Michael J. Cella
Senior Vice President and Chief Financial Officer

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES US$200 MILLION SUBSCRIPTION AGREEMENT WITH DUBAI ALUMINIUM

DUBAL to Acquire 25% of Global Alumina's Shares

TORONTO, ON – August 11, 2005 – Global Alumina Corporation (Global Alumina) (TSX: GLA.U) announced today that it has entered into a subscription agreement with Dubai Aluminium Company Limited ("Dubal"), owner and operator of the largest single site aluminium smelter in the western world, whereby Dubal will, subject to regulatory and shareholder approvals, purchase common shares of Global Alumina for an aggregate purchase price of approximately US$200 million. As a strategic equity investor, Dubal will bring its knowledge and experience as a global leader in the aluminium industry in support of the development, financing and construction of Global Alumina's 2.8 million tonne per annum alumina refinery in Boké, Guinea, scheduled to be completed by 2009 ("the Project").

Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina stated, "It is quite fitting that Dubai Aluminium becomes Global Alumina's first strategic equity partner. Dubal, armed with an intelligent business plan, competitive energy resources and a talented management team, went from a concept to completion of one of the largest and lowest-cost aluminium smelters in the world in a relatively short period of time. We look forward to tapping into that wealth of experience as Global Alumina, similarly armed with an intelligent business plan, competitive bauxite resources and a talented management team transforms our own concept into one of the largest and lowest-cost green-field alumina refineries in the world. Dubal's financial commitment, as well as Dubal's intent to purchase a substantial percentage of our alumina production for a minimum period of 20 years, moves Global Alumina one major step closer to meeting our financial and commercial objectives for this year."

The principal terms of the subscription agreement are:

- Dubal will initially subscribe for 10 million shares at a subscription price of US$2.00 per share for an aggregate subscription price of US$20 million.

- Dubal also will subscribe for additional shares for an aggregate subscription price of approximately US$180 million. Following the additional subscription, Dubal will hold 25% of Global Alumina's shares on a fully-diluted basis. The additional subscription is conditional on:

  (a) Global Alumina raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital. The aggregate amount is yet to be determined but is currently

estimated to be US$700 million (inclusive of Dubal's US$200 million investment and the US$138 million of equity capital raised by Global Alumina to date), with the remaining amount estimated to be equal to US$362 million. If the amount of equity capital required by the Project lenders exceeds (or is less than) US$700 million, the amount of Dubal's additional payment will be increased (or decreased) by 25% of the increment. In consideration for these payments and at no additional cost, Dubal will also be entitled to receive a number of shares equal to one third of the number of shares issued from time to time pursuant to the conversion of certain convertible securities up to a maximum aggregate principal amount of US$150 million; and

(b) Global Alumina obtaining conditional commitments, memoranda of understanding or other evidence of agreements in principle from Project lenders of their intent to provide the necessary debt financing; and

(c) Global Alumina amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and

(d) Dubal and Guinea Alumina Corporation S.A., Global Alumina's wholly owned indirect subsidiary, entering into an agreement for the purchase by Dubal of alumina produced by the Guinean subsidiary's refinery.

- The subscription agreement gives Dubal the right to nominate up to 25% of the directors of Global Alumina.

- Prior to the closing of the additional subscription, Global Alumina will not, without Dubal's consent, issue any securities other than equity securities (including up to US$150 million convertible debt); repurchase any of its outstanding shares; issue more than 25% of its outstanding shares on a fully diluted basis to any person; or issue equity securities at a price equal to or less than US$2.00 per share, provided that such share price limitation shall not apply to any issuance of common shares made pursuant to a public offering of common shares.

- After the closing of the additional subscription, and for so long as Dubal owns not less than 10% of the outstanding shares, Dubal will be entitled to subscribe for up to 25% of any future issuances of securities at the same price at which such securities are offered for sale to others.

- After the closing of the additional subscription, if Global Alumina issues any securities for the purpose of expanding the alumina refinery, Dubal shall have the right to purchase any increased production of alumina related thereto in the same proportion as it elects to subscribe for and purchase such additional securities.

The closing of the transaction referred to above is subject to certain conditions, including regulatory and shareholder approval. The Toronto Stock Exchange (the "TSX") will allow Global Alumina to obtain shareholder approval of the transaction by providing the TSX with

written evidence that holders of more than 50% of the voting securities of Global Alumina are familiar with the proposed transaction and are in favor of its completion. Copies of the materials soliciting shareholders approval will be made available under Global Alumina's profile at www.sedar.com, at such time as the materials are mailed to those shareholders.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

ABOUT DUBAI ALUMINIUM COMPANY LIMITED

Dubal is the industrial flagship of Dubai, United Arab Emirates, and the largest single site aluminium smelter in the western world. Dubal, which is 100% owned by the Dubai government, produces and exports high quality, value added primary aluminium products to more than 40 countries world-wide. For further information, visit www.dubal.co.ae.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
Global Alumina
P:212-223-9419
cella@globalalumina.com

Khalid Buhumaid
General Manager
P:(04) 802.2020
buhumaid@dubal.ae

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com

SUBSCRIPTION AGREEMENT

THIS AGREEMENT made as of the 10th day of August 2005, is entered into by and between:

GLOBAL ALUMINA CORPORATION,

a corporation existing under the laws of the Province of New Brunswick,

(hereinafter referred to as the "Corporation"),

- and -

DUBAI ALUMINIUM COMPANY LIMITED,

a company organized and existing in the United Arab Emirates,

(hereinafter referred to as the "Purchaser").

WHEREAS the Purchaser has agreed, on the terms and conditions of this Agreement, to subscribe for and purchase the Subscription Shares (as defined herein) and the Subscription Shares will, following such subscription and purchase, represent 25% of the Corporation's share capital, on a fully diluted basis, after giving effect to the issue and allotment of the Subscription Shares to the Purchaser; and

WHEREAS the Corporation, through its wholly-owned subsidiary Guinea Alumina Corporation, S.A., intends to develop and construct and operate bauxite mines, and to develop, construct and operate the Sangaredi Alumina Refinery and related infrastructure in the Republic of Guinea with an expected initial production capacity of 2.8 million tonnes of alumina per annum;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In addition to the terms defined elsewhere in this Agreement, the following terms as used herein shall have the definitions set forth below:

"**Additional Subscription**" means the subscription and purchase by the Purchaser of the Additional Subscription Shares on the Final Closing Date;

"**Additional Subscription Price**" has the meaning given to such term in Section 2.2(b);

"**Additional Subscription Shares**" means that number of Common Shares, determined in accordance with Section 2.3, to be subscribed for and purchased by the Purchaser pursuant to the Additional Subscription;

"**Agreement**" means this Subscription Agreement as the same may be modified or amended, superseded or replaced from time to time;

"**Business Day**" means any day other than a Friday, Saturday, Sunday or public holiday in Toronto, New York or the United Arab Emirates;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Convertible Debt**" has the meaning assigned to such term in Section 5.2(s);

"**Equity Securities**" means Common Shares or any other security of the Corporation convertible into, redeemable for or exchangeable for Common Shares and shall exclude: (a) any class of shares in the capital of the Corporation other than Common Shares; (b) any series of Common Shares other than the current series of Common Shares; and (c) any security of the Corporation convertible into, redeemable for or exchangeable for any security of the Corporation other than Common Shares;

"**Final Closing Date**" means the date that is ten (10) Business Days following the later of (a) the date on which the Corporation has completed the Project Equity Raise, or (b) the date on which all closing conditions in favour of the Purchaser set forth in Section 3.2 have been satisfied or waived by the Purchaser; or such other date as may be agreed upon by the parties;

"**Financial Closure**" means the satisfaction of all conditions precedent under the loan agreements for the debt financing of the Project by the Corporation and its lenders, such that the Corporation is able to draw down under such loan agreements;

"**GAC**" means Guinea Alumina Corporation, S.A., an indirect wholly owned subsidiary of the Corporation, incorporated and existing under the laws of the Republic of Guinea;

"Independent Consultant" means any of (a) SRK Consulting or (b) such other engineering and/or consulting firm designated by the Corporation and acceptable to the Purchaser;

"Initial Closing Date" means the date that is five (5) Business Days following the date upon which the TSX has issued a letter to the Corporation confirming that the Corporation has satisfied all conditions required by the TSX to be satisfied prior to the issuance of the Subscription Shares including, if required by the TSX, approval of the material terms of this Agreement by the holders of Common Shares, in a manner satisfactory to the TSX, or such other date as may be agreed upon by the parties;

"Initial Subscription" means the subscription and purchase by the Purchaser of the Initial Subscription Shares on the Initial Closing Date;

"Initial Subscription Price" has the meaning given to such term in Section 2.2(a);

"Initial Subscription Shares" means 10,000,000 Common Shares to be subscribed for and purchased by the Purchaser pursuant to the Initial Subscription;

"Options" has the meaning assigned to such term in Section 5.2(b);

"Project" means the development, construction, fitting out, funding and operation of a bauxite mine and alumina refinery with an expected initial production capacity of 2.8 million tonnes of alumina per annum, along with all ancillary and related activities and infrastructure (including rail and port facilities), to be operated and/or utilized, as the case may be, by GAC in the Boke region of the Republic of Guinea pursuant to the Basic Agreement;

"Project Equity Raise" means the receipt by the Corporation of aggregate gross proceeds of the estimated amount, approved by the board of directors of the Corporation, to be raised by the Corporation to achieve successful completion of Financial Closure, less the Additional Subscription Price as a consequence of the issuance of Equity Securities by the Corporation, such amount to be comprised of the gross proceeds received by the Corporation pursuant to the following:

(a) issuances of Common Shares, or other Equity Securities of the Corporation, by way of private placement or public offering (including, for greater certainty, the $87,900,000 of gross proceeds received to date pursuant to private placements of Common Shares and the gross proceeds of any issuance of Convertible Debt);

(b) issuances of Common Shares pursuant the exercise of Warrants and Options (including for greater certainty, the $2,049,750 of gross proceeds received to date from the exercise of Warrants plus an amount equal to the additional gross proceeds which may be received (whether or not actually received) from the exercise of currently outstanding Warrants and Options, which could result in up to $47,963,150 of additional gross proceeds being received by the Corporation); and

(c) the $20,000,000 of gross proceeds contemplated by the Initial Subscription;

"**Refinery**" means the Sangaredi Alumina Refinery and related infrastructure to be developed, constructed, fitted out and operated as an element of the Project in the Boke region of the Republic of Guinea;

"**Subscription Shares**" means, collectively, the Initial Subscription Shares and the Additional Subscription Shares;

"**Subscriptions**" means, collectively, the Initial Subscription and the Additional Subscription; "**TSX**" means the Toronto Stock Exchange; and

"**Warrants**" has the meaning assigned to such term in Section 5.2(b).

1.2 Interpretation

In this Agreement, except to the extent that the context otherwise requires:

(a) the headings are for convenience only and shall not affect the interpretation of this Agreement;

(b) unless otherwise specified in this Agreement, references to Articles and Sections are references to Articles and Sections to this Agreement;

(c) references in this Agreement to any person shall be construed to include such person's successors or permitted assigns and, in the case of any juridical person or entity, any person succeeding to its functions and capacities;

(d) unless the context requires otherwise, the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word "will" shall be construed to have the same meaning and effect as the word "shall";

(e) all dollar amounts referred to in this Agreement are references to lawful currency of the United States of America;

(f) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(g) wherever the term "including" is used, it shall be deemed to mean "including, without limitation", and wherever the phrase "which shall include" is used, it shall mean "which shall include, without limitation";

(h) the singular shall include the plural and vice versa; and

(i) unless otherwise specified in this Agreement, references to this Agreement or any other agreement shall be construed to refer to such agreement as the same may be amended, supplemented, restated or replaced from time to time.

ARTICLE 2
SUBSCRIPTION FOR SHARES

2.1 Agreement to Subscribe

Subject to the terms and conditions of this Agreement, the Purchaser hereby agrees to subscribe for the Subscription Shares and the Corporation hereby agrees to issue and allot the Subscription Shares to the Purchaser.

2.2 Subscription Price

(a) In consideration for the Initial Subscription Shares, the Purchaser shall on the Initial Closing Date pay to the Corporation an aggregate subscription price of twenty million dollars ($20,000,000) (the "**Initial Subscription Price**").

(b) In consideration for the Additional Subscription Shares, the Purchaser shall on the Final Closing Date pay to the Corporation a subscription price equal to the sum of one hundred eighty million dollars ($180,000,000) plus an amount equal to twenty-five per cent. (25%) of the difference between the aggregate gross proceeds of the estimated amount, as approved by the board of directors of the Corporation in its determination of the amount of the Project Equity Raise, to be raised by the Corporation to achieve successful completion of Financial Closure, and seven hundred million dollars ($700,000,000)(the "**Additional Subscription Price**").

(c) . However, notwithstanding the foregoing, if the Project Equity Raise has not been successfully completed by the Corporation not later than twelve (12) months after the date of this Subscription Agreement, the Purchaser may, but shall not be obligated to, subscribe for the Additional Subscription.

2.3 Additional Subscription Shares

The number of Additional Subscription Shares shall be determined in accordance with the following:

$$A = [(⅓ \times B) - 13,333,333.33] + (⅓ \times C)$$

Where: A is the number of Additional Subscription Shares;

B is the total number of issued and outstanding Common Shares immediately prior to the Additional Subscription, on a fully diluted basis and, for greater certainty, after giving effect to the Project Equity Raise, the issuance of any Equity Securities to the Government of the Republic of Guinea, to Mitsubishi Corporation, to Marubeni Corporation, and any other issuance of Equity

Securities, but excluding from such total number of Common Shares any Common Shares which may be issued upon the conversion of any Convertible Debt after the Final Closing Date; and

C is the total number of Common Shares issued by the Corporation pursuant to the conversion of any Convertible Debt after the Final Closing Date.

On the Final Closing Date, there shall be delivered to the Purchaser that number of Common Shares equal to (⅓ x B) – 13,333,333.33. For greater certainty, the foregoing formula shall be applied such that immediately following the completion of the Additional Subscription, the total number of Subscription Shares delivered as of the Final Closing Date shall be equal to 25% of the total number of issued and outstanding Common Shares plus all other outstanding Equity Securities other than Common Shares, including the total number of Common Shares which may be issued upon exercise of the outstanding Warrants and Options, but excluding the total number of Common Shares which may be issued upon the conversion of any Convertible Debt after the Final Closing Date. Thereafter, on any date subsequent to the Final Closing Date and on which the Corporation issues Common Shares pursuant to the conversion of any Convertible Debt, there shall be delivered to the Purchaser, without any additional cost to Purchaser, that number of Common Shares equal to one-third (⅓) of the total number of Common Shares issued by the Corporation pursuant to the conversion of such Convertible Debt on such date.

2.4 Effect of Agreement

Execution and delivery of this Agreement shall for all purposes constitute the Purchaser's subscription for the Subscription Shares and the Corporation's agreement to issue and sell the Subscription Shares to the Purchaser pursuant to the terms of this Agreement and subject to the conditions set forth herein. The Initial Subscription Shares shall be issued on the Initial Closing Date and the Additional Subscription Shares shall be issued on the Final Closing Date, in each case, as fully-paid and non-assessable Common Shares.

2.5 Termination

Termination of this Agreement shall not relieve the parties of their obligations under Sections 6.5.

ARTICLE 3
CLOSING CONDITIONS

3.1 Closing Conditions in Favour of the Corporation

The Purchaser acknowledges that the Corporation's obligation to issue and allot the Subscription Shares to the Purchaser is subject to the following conditions being fulfilled or performed at or prior to each of the Initial Closing Date and the Final Closing Date, as applicable, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a) the Purchaser shall have delivered on each of the Initial Closing Date and the Final Closing Date a certificate of a senior officer of the Purchaser certifying that the representations and warranties of the Purchaser set out herein are true and correct on and as at the Initial Closing Date or the Final Closing Date, as applicable, as if made on and as at such date;

(b) the Corporation shall have obtained all required regulatory approvals for the issue, sale and delivery of the Subscription Shares, including the approval of the TSX and, if required by the TSX, approval of the material terms of this Agreement by the holders of the Common Shares in a manner satisfactory to the TSX;

(c) the Corporation shall be satisfied, in its sole discretion, acting reasonably, that the issue, sale and delivery of the Subscription Shares is not in violation of the applicable securities law requirements, if any, of the United Arab Emirates, or the applicable securities laws of any other jurisdiction to which the Purchaser is subject, relating to the sale of the Subscription Shares (including the requirement to file with any regulatory body, or deliver to the Purchaser, a prospectus or other disclosure document);

(d) GAC and the Purchaser shall have entered into a definitive agreement relating to the purchase by the Purchaser of alumina to be produced at the refinery to be constructed, owned and operated by the GAC in the Republic of Guinea; and

(e) the Corporation shall have received a certified copy of the resolution of the board of directors of the Purchaser approving the execution and delivery by the Purchaser of this Agreement in form and substance satisfactory to the Corporation, acting reasonably.

3.2 <u>Closing Conditions in Favour of the Purchaser</u>

The Corporation acknowledges that the Purchaser's obligation to subscribe for and purchase the Subscription Shares from the Corporation is subject to the following conditions being fulfilled or performed at or prior to the Initial Closing Date and the Final Closing Date, as applicable, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) the Corporation shall have delivered on each of the Initial Closing Date and the Final Closing Date a certificate of a senior officer of the Corporation certifying that the representations and warranties of the Corporation set out herein are true and correct on and as at the Initial Closing Date or the Final Closing Date, as applicable, as if made on and as at such date;

(b) the Corporation shall have obtained and provided copies to the Purchaser of all required regulatory approvals for the issue, sale and delivery of the Subscription Shares, including the approval of the TSX and, if required by the TSX, approval

of the material terms of this Agreement by the holders of the Common Shares in a manner satisfactory to the TSX;

(c) GAC and the Purchaser shall have entered into a definitive agreement relating to the purchase by the Purchaser of alumina to be produced at the refinery to be constructed owned and operated by GAC in the Republic of Guinea;

(d) the investment and concession agreement dated October 15, 2004 and amended on 16 May 2005 between GAC, the Corporation, and the Republic of Guinea (the "**Basic Agreement**") shall have been ratified by the Guinean National Assembly, and the President of the Republic of Guinea shall have promulgated a law adopting such agreement, and the Corporation shall have provided documentary evidence of such ratification and legislation;

(e) the Purchaser shall have received a certified copy of the resolution of the board of directors of the Corporation approving the execution and delivery by the Corporation of this Agreement and authorizing the issuance of the Subscription Shares to the Purchaser in form and substance satisfactory to the Purchaser, acting reasonably;

(f) as a condition to the Purchaser's obligation to subscribe for and purchase the Additional Subscription Shares only, the Corporation shall have amended its articles of association to restrict its corporate objects to: (i) the ownership, development, construction, operation, maintenance and expansion of (A) bauxite mines in the Republic of Guinea, (B) an alumina refinery in Sangaredi, Republic of Guinea as more particularly described in the Basic Agreement (as defined in Section 3.2(d) above), (C) any other alumina refinery located in the Republic of Guinea, and (D) roads, railroads, port facilities and other infrastructure that is associated with the operations of any such mines and refineries; and (ii) other related business activities reasonably determined by the board of directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminum Industry Professionals Inc. ("**Aluminpro**");

(g) as a condition to the Purchaser's obligation to subscribe for and purchase the Additional Subscription Shares only: (i) all rights held by the Government of Guinea for the subscription and purchase of any Equity Securities of the Corporation by the Government of Guinea shall have been exercised and completed, shall have expired, or shall have been expressly and irrevocably waived by the Government of Guinea; (ii) the Corporation or GAC, as applicable, shall have been granted a mining concession as envisaged in the Basic Agreement from the Government of Guinea in respect of the Project; and (iii) the capital cost of the Project as presented to the financial institutions providing financing to the Project does not exceed $2,700,000,000, and the Corporation shall have provided a report from the Independent Consultant duly confirming that it has reviewed the

capital cost estimate of the Project and that in its opinion the actual capital cost of the Project will be in a range of plus or minus ten percent. (10%) of such capital cost estimate.

(h) as a condition to the Purchaser's obligation to subscribe for and purchase the Additional Subscription Shares, the Project Equity Raise shall have been completed;

(i) as a condition to the Purchaser's obligation to subscribe for and purchase the Additional Subscription Shares, (i) the financial advisors responsible for the debt financing shall have submitted their recommendations to achieve Financial Closure to the board of the Corporation including such financial advisors opinion regarding the Project debt to equity ratio and the principal term and conditions for drawdown, and (ii) the Corporation shall have obtained conditional commitments, memoranda of understanding or other evidence of agreements in principle from the lenders providing such financing of their intent to provide the necessary financing.

ARTICLE 4
CLOSING PROCEDURES

4.1 Time of Closing

Subject to the satisfaction or waiver of the conditions set out in Article 3, the closing for each of the Initial Share Subscription and the Additional Share Subscription shall take place at the offices of Davies Ward Phillips & Vineberg LLP at 8:30 a.m. (Toronto time) on the Initial Closing Date and the Final Closing Date, as applicable, or at such other time or place or on such other date as may be agreed to in writing between the parties.

4.2 Actions to be Taken Upon Closing

On each of the Initial Closing Date and the Final Closing Date, the following actions shall be taken in the order given, following which the closing of the Initial Subscription or the Additional Subscription, as applicable, shall be deemed to have occurred:

(a) Payment of Subscription Price. The Purchaser shall pay the Initial Subscription Price or the Additional Subscription Price, as applicable, to the Corporation in U.S. dollars by wire transfer of immediately available funds in accordance with instructions given by the Corporation; and

(b) Issuance of Subscription Shares to the Purchaser. The Corporation shall issue the Initial Subscription Shares or the Additional Subscription Shares, as applicable, to the Purchaser and shall deliver to the Purchaser share certificate(s) representing the Initial Subscription Shares or the Additional Subscription Shares, as applicable, registered in the Purchaser's name.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND COVENANTS

5.1 Capacity of Parties

The Corporation represents and warrants to the Purchaser, and the Purchaser represents and warrants to the Corporation that:

(a) it is a corporation, or company, as applicable, validly existing in its jurisdiction of organization;

(b) it has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and all transactions contemplated herein and all corporate and other actions required to authorize it to execute, deliver and perform its obligations under this Agreement have been properly taken;

(c) the execution, delivery, and performance of this Agreement will not violate any provision of its articles or by-laws; and

(d) this Agreement has been duly executed and delivered by it and is a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies, including the remedy of specific performance, may be granted only in the discretion of a court of competent jurisdiction.

5.2 *Representations, Warranties and Covenants of the Corporation*

The Corporation represents, warrants and covenants to the Purchaser that:

(a) on the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares of which 119,550,623 Common Shares have been duly issued, in a single series, and are outstanding as fully paid and non-assessable, and that no class of shares other than Common Shares has been issued by the Corporation;

[redacted] warrants exercisable by the holders thereof for 31,744,000 Common Shares (the "**Warrants**") and options exercisable by the holders thereof for 2,290,500 Common Shares (the "**Options**") have been duly issued by the Corporation and are outstanding;

(c) each of the Initial Subscription Shares (on the Initial Closing Date) and the Additional Subscription Shares (on the Final Closing Date), shall be:

(i) issued in proper legal form and in accordance with the articles and by-laws of the Corporation and the applicable laws of New Brunswick; and

(ii) fully-paid and non-assessable;

(d) it shall use its reasonable commercial efforts to complete the Project Equity Raise on terms acceptable to its board of directors within twelve months of the date that the Corporation has obtained the approvals referred to in Section 3.2(b);

(e)

at such time as and for so long as the Purchaser continues to own not less than 19.9% of the total number of issued and outstanding Common Shares, the Corporation shall include in its list of management nominees put forward for election as directors at its annual shareholders' meeting the name of that number of individuals nominated by the Purchaser representing 25 percent. of the total number of directors on the board of directors of the Corporation, and shall use its best efforts to ensure the election of each such individual as a director by the Corporation's shareholders, it being understood that if the calculation of the number of individuals to be nominated by the Purchaser is not a whole number, such number shall be rounded down to a whole number, and, for the sake of clarity, if the board of directors of the Corporation is comprised of eleven (11) members or less, the number of individuals nominated by the Purchaser shall be two (2) individuals, and if the board of directors of the Corporation is comprised of twelve (12) members, the number of individuals to be nominated by the Purchaser shall be three (3) individuals;

(f) at such time as and for so long as the Purchaser continues to own not less than 10% but less than 19.9% of the total number of issued and outstanding Common Shares, the Corporation shall include in its list of management nominees put forward for election as directors at its annual shareholders' meeting the name of that number of individuals nominated by the Purchaser representing 16.67 percent. of the total number of directors on the board of directors of the Corporation, and shall use its best efforts to ensure the election of each such individual as a director by the Corporation's shareholders, it being understood that if the calculation of the number of individuals to be nominated by the Purchaser is not a whole number, such number shall be rounded down to a whole number, and, for the sake of clarity, if the board of directors of the Corporation is comprised of eleven (11) members or less, the number of individuals nominated by the Purchaser shall be one (1) individual, and if the board of directors of the Corporation is comprised of twelve (12) members, the number of individuals to be nominated by the Purchaser shall be two (2) individuals;

(g) from and after the closing date of the Initial Subscription to and including the earlier of (i) the date on which the individual or individuals nominated by the Purchaser under Section 5.2(e) or 5.2(f) as applicable have been elected to serve

on the board of directors of the Corporation or (ii) the ending of this Agreement, the Corporation shall use its best efforts to cause an individual nominated by the Purchaser to be appointed or elected to serve as a director of the Corporation;

(h) for so long as the Purchaser maintains equity ownership in the Corporation in the percentages described above in Sections 5.2(e) and 5.2(f), the Corporation shall use its best efforts to ensure that the Purchaser shall be represented on the board of directors (and, subject to any applicable law and any rules or regulations of any stock exchange on which any shares of the Corporation or any of its subsidiaries may be listed, any committees of the board) of GAC in the same proportions as it shall be represented on the board of directors of the Corporation from time to time;

(i) for so long as the Purchaser continues to own not less than 10% of the total number of issued and outstanding Common Shares, the Corporation shall ensure that all resolutions of the boards of directors of Global Alumina International Ltd., a wholly owned subsidiary of the Corporation incorporated in the British Virgin Islands ("**GAI**") and Guinea Alumina Corporation Ltd. ("**GACL**"), a wholly owned subsidiary of GAI incorporated in the British Virgin Islands, shall require ratification by the board of directors of the Corporation in order to have effect;

(j) prior to the Final Closing Date, the Corporation shall not, without the prior, express written consent of the Purchaser, issue, or agree to issue, any security in the Corporation other than Equity Securities;

(k) prior to the Final Closing Date, the Corporation shall not, and shall not agree to, without the prior, express written consent of the Purchaser, repurchase any of its Common Shares currently issued and outstanding;

(l) prior to the Final Closing Date, the Corporation shall not issue, or agree to issue, Common Shares, or any other Equity Securities, to any person if the effect of such issuance would be that such person would own more than 25% of the total number of Common Shares (on a fully-diluted basis) immediately following the Final Closing Date;

(m) prior to the Final Closing Date, the Corporation shall not issue Common Shares, or any other Equity Securities, at a price lower than or equal to the Initial Subscription Price provided that the foregoing restriction shall not apply to any issuance of Common Shares made pursuant to a public offering of Common Shares;

(n) if at any time following the Final Closing Date and at such time as and for so long as the Purchaser continues to own not less than 10% of the total number of issued and outstanding Common Shares, the Corporation proposes to issue any securities of the Corporation, the Corporation shall offer to the Purchaser an opportunity to subscribe for that number of such securities representing 25% of the securities

proposed to be issued by the Corporation at the price at which such securities are offered for sale to other persons, and the Purchaser shall have the right to subscribe for all or any portion of such 25% of the proposed issuance as it shall determine in its sole discretion;

(o) with respect to any additional securities, of whatever nature, issued by the Corporation after the Final Closing Date for the principal purpose of expanding the Refinery and/or increasing its alumina production, the Purchaser shall have the right to purchase any such increased production of alumina on an arm's length basis [redacted] in the same proportion as it elects to subscribe for and purchase such additional securities;

(p) as soon as practicable after the Initial Closing Date and as a condition to the Purchaser's obligation to subscribe for and purchase the Additional Subscription Shares only, the Corporation shall have amended its articles of association to restrict its corporate objects to: (i) the ownership, development, construction, operation, maintenance and expansion of (A) bauxite mines in the Republic of Guinea, (B) an alumina refinery in Sangaredi, Republic of Guinea as more particularly described in the Basic Agreement (as defined in Section 3.2(d) above), (C) any other alumina refinery located in the Republic of Guinea, and (D) roads, railroads, port facilities and other infrastructure that is associated with the operations of any such mines and refineries; and (ii) other related business activities reasonably determined by the board of directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminum Industry Professionals Inc. ("**Aluminpro**");

(q) the Corporation shall use its best efforts to continue to retain the current senior management team and founders of the Corporation, subject to each such person performing his employment obligations in a manner that is satisfactory to the Corporation's board of directors, until such time that the proposed refinery to be constructed by the Corporation in the Republic of Guinea has been demonstrated to be commercially operational, as evidenced by the successful completion of trials designed to test such operational capacity (as defined in the Basic Agreement);

(r) throughout the term of this Agreement, the Corporation shall continue to own 100% of the equity of GAI, and shall ensure that GAI shall continue to own 100% of the equity of GACL, and shall ensure that GACL shall continue to own 100% of the equity of GAC;

(s) all debt financing of the Project shall be non-recourse to the Purchaser and shall not be convertible into Equity Securities with the exception of convertible debt in a principal amount not to exceed $150,000,000 that is being contemplated by the Corporation to be raised prior to the issuance of Equity Securities in connection with the final Project Equity Raise, provided that such convertible debt shall be on terms reasonably satisfactory to the Purchaser (the **"Convertible Debt"**); and

(t) from and after the closing of the Initial Subscription to and including the earlier to occur of (i) the Purchaser has made the Additional Subscription or (ii) the ending of this Agreement, and subject to applicable securities laws, the Corporation shall use its best efforts to provide the Purchaser with full access to all information regarding the Project, including all engineering, financial information, studies, reports, data, agreements and correspondence relating to the Project, and shall provide representatives of the Purchaser with full access during normal business hours to all such information, studies, reports, data, agreements and correspondence, as well as at such other times and places as shall be mutually convenient, it being the intent of the parties to provide Purchaser with sufficient access to ensure that Purchaser remains fully apprised with regard to the ongoing progress of the Project, and shall solicit from the Purchaser advice and guidance in connection with material decisions to be made in connection with the Project.

5.3 **Representations, Warranties and Covenants of the Purchaser**

The Purchaser represents, warrants and covenants to the Corporation that:

(a) the Purchaser is resident in the United Arab Emirates;

(b) the Purchaser is purchasing the Subscription Shares for its own account;

(c) there are no regulatory filings required to be made, consents to be obtained, fees to be paid or other actions required to be taken under the laws, rules or regulations of the United Arab Emirates as a consequence of this Agreement or the Subscriptions, other than those disclosed to the Corporation in writing and in respect of which the Purchaser has taken such action as to comply with the same; and

(d) to ensure compliance with applicable Canadian securities law requirements, the Purchaser agrees not to sell, transfer or dispose of the Initial Subscription Shares or the Additional Subscription Shares until a date that is more than four months following the Initial Closing Date or the Final Closing Date, as applicable.

5.4 **Purchaser's Acknowledgments**

The Purchaser acknowledges and agrees that:

(a) no agency, governmental authority, regulatory body, stock exchange or other entity has made any recommendation or endorsement to it with respect to the Subscription Shares;

(b) the Purchaser has had an opportunity to conduct such due diligence and to ask and have answered all questions that the Purchaser sought to raise with respect to the business and affairs of the Corporation, the Subscription Shares and this Agreement. The Purchaser has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of its investment;

(c) so far as Purchaser is aware, no prospectus or other offering document has been filed by the Corporation with a securities commission or other securities regulatory authority in any province or territory of Canada, or any other jurisdiction in or outside of Canada in connection with the issuance and sale of the Subscription Shares and, to such an extent and as a result thereof:

(i) the Purchaser may not be able to use many of the protections, rights and remedies that would otherwise be available under Canadian securities laws;

(ii) the Purchaser will not receive information that would otherwise be required to be provided to the Purchaser under applicable Canadian securities laws or contained in a prospectus prepared in accordance with such applicable Canadian securities laws; and

(iii) the Corporation is relieved from certain obligations that would otherwise apply under such applicable securities laws;

(d) so far as the Purchaser is aware, the Subscription Shares subscribed for herein are not at the date hereof listed and posted or quoted for trading on the TSX or any stock exchange or quotation system;

(e) the Purchaser acknowledges that, as a consequence of the receipt of any material information, studies, reports, data, agreements or correspondence referred to in Section 5.2(t) hereof, the Purchaser will be a "person or company in a special relationship with" the Corporation and as such the Purchaser will be (i) prohibited from purchasing or selling the securities of the Corporation while having knowledge of a material fact or material change with respect to the Corporation that has not been generally disclosed, (ii) prohibited from informing another person or company of any material fact or material change before such material fact or material change has been generally disclosed and (iii) subject to such other prohibitions on trading and disclosure as may be prescribed by the Securities Act (Ontario) or any other applicable laws; the phrase "person or company in a special relationship with" has the meaning ascribed thereto pursuant to Section 76(5) of the Securities Act (Ontario); and

(f) upon the issuance of the Subscription Shares, the certificates representing such securities (and any certificates issued in exchange or substitution therefor) shall bear the following legends until the expiration of the applicable hold period:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE **[INSERT DATE THAT IS FOUR MONTHS PLUS ONE DAY FOLLOWING THE INITIAL CLOSING DATE/FINAL CLOSING DATE].**
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX."

5.5 Survival

The representations, warranties, covenants and acknowledgements of each party in this Article 5 are conditions on which the other party has relied in entering into this Agreement and will survive the execution hereof, and shall not be extinguished or cancelled as a result of the closing of the Initial Subscription or the Additional Subscription and, notwithstanding such events, shall continue in full force and effect for the benefit of each party for a period of two years from the Final Closing Date, with the exceptions of Sections 5.2(e), 5.2(f), 5.2(g), 5.2(h), 5.2(i),5.2(n), 5.2(o) and 5.2(r), which shall remain in full force and effect for so long as the Purchaser remains a shareholder in the Corporation. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time, subject only to applicable limitation periods imposed by law.

5.6 Indemnities

Each party shall indemnify and save the other party and their respective officers, directors, employees and agents from and against any and all liability, loss, cost, expense, damage, or claim therefor (including legal fees and costs related to same or to enforcement of this indemnification) arising out of or in connection with any breach of any representation, warranty or covenant contained in this Agreement.

ARTICLE 6
GENERAL MATTERS

6.1 **Notices**

All notices and other communications hereunder shall be in writing and in the English language, and (unless some other mode of giving the same is specified or accepted in writing by the recipient) shall be effective (a) when personally delivered, including delivery by airborne express courier service, or (b) on the day of receipt specified in any return receipt if it shall have been deposited in the mails, certified or registered with return receipt requested and postage thereon fully prepaid, addressed to the addressee party's principal address, or (c) on the day it shall have been received by facsimile transmission (capable of producing a written confirmation), whichever of the foregoing shall first occur, provided that any notice received after normal business hours at the place of delivery shall not be effective until the next business day. Until otherwise specified by notice, the addresses for any notices shall be:

If to the Corporation:

Global Alumina Corporation
Administrative Offices
405 Lexington Avenue
25th Floor
New York, NY 10174
U.S.A.

Attention: Chief Financial Officer
Fax: 212-223-6749

If to the Purchaser:

Dubai Aluminum Company Limited
P. O. Box 3627

Dubai

United Arab Emirates

Attention: Chief Executive Officer
Fax: +00971.4.884.6646

Either party may change its address from time to time by notice to the other party.

6.2 **Amendments**

This Agreement may not be amended or modified except by a written instrument signed by each party. Neither party shall be bound by any modification or amendment of this

7

Agreement or waiver of any provision hereof unless such modification, amendment or waiver is set forth in a written instrument signed by each of the parties.

6.3 **Governing Law and Arbitration**

This Agreement shall be construed and enforced in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any dispute, controversy or claim arising under or in connection with this Agreement, the resolution of which cannot be resolved or settled by the parties hereto, shall be settled by arbitration in accordance with this Section 6.3 upon written notice by either party to the other. Arbitration will be conducted in accordance with the Arbitration Rules of the International Chamber of Commerce in effect on the date hereof. The place of arbitration will be Paris, France. The language of the arbitration will be English. The arbitration will be the sole and exclusive forum for the resolution of the dispute or controversy and the award will be final and binding. Judgment thereon may be entered by any court having jurisdiction. Each party hereto shall appoint an arbitrator within a period of 10 days following the submission of a dispute hereunder to arbitration pursuant to this Section 6.3. The two arbitrators thus appointed shall select a third. If they cannot agree upon such third arbitrator within a period of 10 days, either party hereto may apply to the International Court of Arbitration of the International Chamber of Commerce to select the third arbitrator in accordance with the Arbitration Rules of the International Chamber of Commerce.

6.4 **Severability**

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be or becomes prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this Agreement and the parties shall enter into such agreements and arrangements as may be necessary to give effect to their intentions hereunder.

6.5 **Costs**

The Purchaser acknowledges and agrees that the customary professional fees incurred by the Purchaser relating to the acquisition of the Subscription Shares by the Purchaser shall be borne by the Purchaser.

6.6 **Entire Agreement**

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations, agreements and understandings (including the memorandum of understanding between the parties dated April 28, 2005, as amended).

6.7 **Further Assurances**

The parties will execute and deliver, in a timely manner, all such documents, certificates, assurances and other instruments as may reasonably be required to carry out the provisions of this Agreement.

6.8 **Successors and Assigns**

The terms and provisions of this Agreement shall be binding upon and shall enure to the benefit of the Purchaser and the Corporation and their respective successors and assigns permitted hereby; provided that this Agreement shall not be assignable by either party without the prior written consent of the other party.

6.9 **Counterparts**

This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have duly executed this agreement as of the date first written above.

GLOBAL ALUMINA CORPORATION

by [signature]

Name: Bruce J. Wrobel
Title: Chairman & CEO

[signature]

Name: Karim L Karjian
Title: Director

DUBAI ALUMINIUM COMPANY LIMITED

by ______________________

Name:
Title:

[signature]

Name:
Ahmed N. Fikree
G.M. M&S & Casting Operations

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

August 10, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Corporation (the "Corporation") on August 11, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On August 10, 2005, the Corporation entered into an agreement with Dubai Aluminium Company Limited ("Dubal"), whereby Dubal will, subject to regulatory and shareholder approvals and other conditions described below, purchase in two tranches common shares of the Corporation for an estimated aggregate purchase price of US$200 million. The agreement gives Dubal rights to nominate up to 25% of the board of directors of the Corporation and certain pre-emptive rights to subscribe for additional securities of the Corporation.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On August 10, 2005, the Corporation entered into a subscription agreement with Dubal, whereby Dubal will, subject to regulatory and shareholder approvals and other conditions described below, purchase common shares of the Corporation for an estimated aggregate purchase price of US$200 million. The proceeds of the subscription are to be used by the Corporation for the continued development and construction of the Corporation's proposed 2.8 million tonne per annum alumina refinery in Boké, Guinea ("the Project"). Dubal is wholly owned by the Dubai government.

The material terms of the subscription agreement are as follows:

(a) Dubal will initially purchase 10 million common shares of the Corporation at US$2.00 per share for an aggregate subscription price of US$20 million. The initial subscription is conditional on (i) the receipt of TSX and shareholder approval and (ii) Dubal and Guinea Alumina Corporation S.A. ("**GAC**"), the Corporation's wholly owned indirect subsidiary, entering into an agreement for the purchase by Dubal of alumina produced by the Project refinery. Assuming the execution of the agreement between GAC and Dubal, this initial subscription will be completed within five days of the receipt of TSX and shareholder approval.

(b) Dubal will also subscribe for additional shares for an estimated aggregate subscription price of US$180 million. Following the additional subscription, Dubal will hold 25% of Global Alumina's shares on a fully-diluted basis. The additional subscription is conditional on:

(i) Global Alumina raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital. The aggregate amount is yet to be determined but is currently estimated to be US$700 million (inclusive of Dubal's US$200 million investment and the US$138 million of equity capital raised by Global Alumina to date), with the remaining amount estimated to be equal to US$362 million (the "Project Equity Raise"). If the amount of equity capital required by the Project lenders exceeds (or is less than) US$700 million, the amount of Dubal's additional payment will be increased (or decreased) by 25% of the increment. In consideration for these payments and at no additional cost, Dubal will also be entitled to receive a number of shares equal to one third of the number of shares issued from time to time pursuant to the conversion of convertible debt securities to be issued to third parties up to a maximum aggregate principal amount of US$150 million. Dubal's entitlement to the shares to be delivered upon conversion of convertible debt securities arises upon the completion of the additional subscription but the delivery of such shares to Dubal will be made, at no additional cost to Dubal, at dates in the future if and when the convertible debt securities are issued and converted and the number of such shares is known;

(ii) the Corporation obtaining conditional commitments, memoranda of understanding or other evidence of agreements in principle from Project lenders of their intent to provide the necessary debt financing; and

(iii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities;

(iv) the Corporation being granted a mining concession as contemplated in the Corporation's investment and concession agreement (the "**Basic Agreement**") with the Government of Guinea; and

(v) the right of the Government of Guinea to acquire equity securities of the Corporation pursuant to the terms of the Basic Agreement having lapsed or having been exercised or waived by the Government of Guinea.

(c) The Corporation will agree to use its reasonable commercial efforts to complete the Project Equity Raise within 12 months after the date on which it has received approval of the Dubal Transaction from both the TSX and shareholders.

(d) In connection with Dubal's entitlement to delivery of common shares of the Corporation on the conversion of convertible debt as described above, convertible debt will include any convertible debt in the aggregate principal amount of $150 million issued by the Corporation prior to the completion of the Project Equity Raise. The agreement with Dubal will prohibit the Corporation from incurring more than $150 million of convertible debt prior to the completion of the Project Equity Raise. The Corporation currently has no convertible debt outstanding but, as announced by press release on August 17, 2005, the Corporation has entered into a subscription agreement with Emirates International Investment Company LLC ("EIIC") whereby EIIC will subscribe for 25 million common shares of the Corporation at US$2.00 per common share and a US$50 million principal amount debenture which may be converted for common shares of the Corporation for a period of 12 months following the completion of the Project Equity Raise.

(e) The subscription agreement gives Dubal rights to nominate directors of Global Alumina. On the closing of the initial US$20 million subscription, one director of the Corporation will resign and the vacancy will be filled by a Dubal nominee. Thereafter, so long as Dubal holds not less than 19.9% of the outstanding shares of the Corporation, Dubal will be entitled to nominate 25% of the nominees for election to the board at each annual meeting. If Dubal holds less than 19.9% of the shares, but not less than 10%, it will be entitled to nominate 16.67% of the nominees for election to the board. Dubal is also entitled to similar proportional representation on the board of GAC. After giving effect to Dubal's initial US$20 million subscription, Dubal would hold approximately 8.3% of the outstanding common shares of the Corporation.

(f) So long as Dubal continues to own not less than 10% of the outstanding shares, all resolutions of the boards of directors of Global Alumina International Ltd. ("**GAI**"), the Corporation's direct wholly-owned subsidiary, and Guinea Alumina Corporation Ltd., a wholly-owned subsidiary of GAI and the parent of GAC, will require ratification by the Corporation's board of directors.

(g) Prior to the closing of the additional subscription, the Corporation will not, without Dubal's consent, issue any securities other than equity securities (including up to US$150 million convertible debt); repurchase any of its outstanding shares; issue more than 25% of its outstanding shares on a fully diluted basis to any person; or issue equity securities at a price equal to or less than US$2.00 per share, provided that such share price limitation shall not apply to any issuance of common shares made pursuant to a public offering of common shares.

(h) After the closing of the additional subscription, and for so long as Dubal owns not less than 10% of the outstanding shares, Dubal will be entitled to subscribe for up to 25% of any future issuances of securities at the same price at which such securities are offered for sale to others.

(i) After the closing of the additional subscription, if the Corporation issues any securities for the purpose of expanding the alumina refinery, Dubal shall have the right to purchase any increased production of alumina related thereto in the same proportion as it elects to subscribe for and purchase such additional securities.

(j) From the date of the initial subscription to and including the earlier of the date on which Dubal has completed the additional subscription and the ending of the Dubal subscription agreement, the Corporation will, subject to applicable securities laws, use its best efforts to provide Dubal with full access to information regarding the Project and will solicit advice and guidance from Dubal in connection with material decisions relating to the Project.

The closing of the transaction is subject to certain conditions, including regulatory and shareholder approval. The Toronto Stock Exchange (the "TSX") will allow the Corporation to obtain shareholder approval of the transaction by providing the TSX with written evidence that holders of more than 50% of the voting securities of the Corporation are familiar with the proposed transaction and are in favor of its completion. The Corporation shall provide a letter to certain shareholders soliciting approval for the Dubal transaction, once the TSX has approved the form of such letter. Copies of the letter soliciting shareholders' approval will be made available under the Corporation's profile at www.sedar.com, at such time as the materials are mailed to those shareholders.

A copy of the subscription agreement between the Corporation and Dubal has been filed as a material contract under the Corporation's profile at www.sedar.com.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 19th day of August, 2005.

By: (signed) *Michael Cella*

Michael Cella
Senior Vice President and Chief Financial Officer

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES US$200 MILLION SUBSCRIPTION AGREEMENT WITH DUBAI ALUMINIUM

DUBAL to Acquire 25% of Global Alumina's Shares

TORONTO, ON – August 11, 2005 – Global Alumina Corporation (Global Alumina) (TSX: GLA.U) announced today that it has entered into a subscription agreement with Dubai Aluminium Company Limited ("Dubal"), owner and operator of the largest single site aluminium smelter in the western world, whereby Dubal will, subject to regulatory and shareholder approvals, purchase common shares of Global Alumina for an aggregate purchase price of approximately US$200 million. As a strategic equity investor, Dubal will bring its knowledge and experience as a global leader in the aluminium industry in support of the development, financing and construction of Global Alumina's 2.8 million tonne per annum alumina refinery in Boké, Guinea, scheduled to be completed by 2009 ("the Project").

Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina stated, "It is quite fitting that Dubai Aluminium becomes Global Alumina's first strategic equity partner. Dubal, armed with an intelligent business plan, competitive energy resources and a talented management team, went from a concept to completion of one of the largest and lowest-cost aluminium smelters in the world in a relatively short period of time. We look forward to tapping into that wealth of experience as Global Alumina, similarly armed with an intelligent business plan, competitive bauxite resources and a talented management team transforms our own concept into one of the largest and lowest-cost green-field alumina refineries in the world. Dubal's financial commitment, as well as Dubal's intent to purchase a substantial percentage of our alumina production for a minimum period of 20 years, moves Global Alumina one major step closer to meeting our financial and commercial objectives for this year."

The principal terms of the subscription agreement are:

- Dubal will initially subscribe for 10 million shares at a subscription price of US$2.00 per share for an aggregate subscription price of US$20 million.

- Dubal also will subscribe for additional shares for an aggregate subscription price of approximately US$180 million. Following the additional subscription, Dubal will hold 25% of Global Alumina's shares on a fully-diluted basis. The additional subscription is conditional on:

    (a) Global Alumina raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital. The aggregate amount is yet to be determined but is currently

estimated to be US$700 million (inclusive of Dubal's US$200 million investment and the US$138 million of equity capital raised by Global Alumina to date), with the remaining amount estimated to be equal to US$362 million. If the amount of equity capital required by the Project lenders exceeds (or is less than) US$700 million, the amount of Dubal's additional payment will be increased (or decreased) by 25% of the increment. In consideration for these payments and at no additional cost, Dubal will also be entitled to receive a number of shares equal to one third of the number of shares issued from time to time pursuant to the conversion of certain convertible securities up to a maximum aggregate principal amount of US$150 million; and

(b) Global Alumina obtaining conditional commitments, memoranda of understanding or other evidence of agreements in principle from Project lenders of their intent to provide the necessary debt financing; and

(c) Global Alumina amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and

(d) Dubal and Guinea Alumina Corporation S.A., Global Alumina's wholly owned indirect subsidiary, entering into an agreement for the purchase by Dubal of alumina produced by the Guinean subsidiary's refinery.

- The subscription agreement gives Dubal the right to nominate up to 25% of the directors of Global Alumina.

- Prior to the closing of the additional subscription, Global Alumina will not, without Dubal's consent, issue any securities other than equity securities (including up to US$150 million convertible debt); repurchase any of its outstanding shares; issue more than 25% of its outstanding shares on a fully diluted basis to any person; or issue equity securities at a price equal to or less than US$2.00 per share, provided that such share price limitation shall not apply to any issuance of common shares made pursuant to a public offering of common shares.

- After the closing of the additional subscription, and for so long as Dubal owns not less than 10% of the outstanding shares, Dubal will be entitled to subscribe for up to 25% of any future issuances of securities at the same price at which such securities are offered for sale to others.

- After the closing of the additional subscription, if Global Alumina issues any securities for the purpose of expanding the alumina refinery, Dubal shall have the right to purchase any increased production of alumina related thereto in the same proportion as it elects to subscribe for and purchase such additional securities.

The closing of the transaction referred to above is subject to certain conditions, including regulatory and shareholder approval. The Toronto Stock Exchange (the "TSX") will allow Global Alumina to obtain shareholder approval of the transaction by providing the TSX with

written evidence that holders of more than 50% of the voting securities of Global Alumina are familiar with the proposed transaction and are in favor of its completion. Copies of the materials soliciting shareholders approval will be made available under Global Alumina's profile at www.sedar.com, at such time as the materials are mailed to those shareholders.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

ABOUT DUBAI ALUMINIUM COMPANY LIMITED

Dubal is the industrial flagship of Dubai, United Arab Emirates, and the largest single site aluminium smelter in the western world. Dubal, which is 100% owned by the Dubai government, produces and exports high quality, value added primary aluminium products to more than 40 countries world-wide. For further information, visit www.dubal.co.ae.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
Global Alumina
P:212-223-9419
cella@globalalumina.com

Khalid Buhumaid
General Manager
P:(04) 802.2020
buhumaid@dubal.ae

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES US$100 MILLION SUBSCRIPTION AGREEMENT PRIVATELY PLACED THROUGH SW SOURCE CAPITAL

Subscription Agreements Total US$300 Million

TORONTO, ON – August 17, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has entered into a subscription agreement to place US$100 million through the United Arab Emirates based private equity boutique SW Source Capital. Emirates International Investment Company LLC, subject to regulatory and shareholder approvals, will purchase 25 million common shares of Global Alumina for an aggregate purchase price of US$50 million and a convertible debenture (the "Debenture") in the principal amount of US$50 million.

"This US$100 million subscription agreement arranged by Dubai-based private equity house SW Source Capital is another significant step forward toward completion of the equity financing required to facilitate the development and construction of Global Alumina's 2.8 million tonne per annum alumina refinery. The proceeds from this transaction will considerably enhance our ability to maintain our current construction schedule, and lift Global Alumina's aggregate subscribed equity to US$438 million toward our objective of US$700 million. We look forward to the investor being an active strategic partner as we continue to aggressively execute our business plan and achieve our corporate and financial milestones," commented Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

An SW Source Capital spokesman said, "We are very happy to be involved in the placement of this strategic project with our client where we believe that alumina has, and is projected to have very strong global demand going forward. We also have great comfort that Bruce Wrobel and his team have a formidable track record and a vision that we believe will guide Global Alumina through to the production phase and beyond."

This investment arranged by SW Source Capital is conditional on the closing of the first US$20 million of the Dubai Aluminium Company Limited ("Dubal") approximately US$200 million investment announced last week, and brings the total value of subscription agreements secured by Global Alumina to US$300 million. The proposed US$200 million investment by Dubal will result in Dubal owning 25% of the issued and outstanding common shares of Global Alumina on a fully-diluted basis. Approximately $180 million of the Dubal investment is contingent on satisfaction of certain conditions, including completion of the Project Equity Raise (as defined below), as further described in a press release issued by Global Alumina on August 11, 2005.

The principal terms of the subscription agreement are:

- The investor will subscribe for 25 million common shares at a price of US$2.00 per share for an aggregate price of US$50 million.

- The Debenture will have a principal amount of US$50 million and a term of five years. The Debenture will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year.
- The Debenture will be convertible for common shares exclusively during the 12 month period following receipt by Global Alumina of aggregate gross proceeds equal to US$700 million as a consequence of the issuance by Global Alumina of equity securities (the "Project Equity Raise"). The Project Equity Raise includes the US$138 million of equity capital raised by Global Alumina to date, the proposed US$200 million investment by Dubal (as referred to above) and this US$50 million common share subscription and US$50 million Debenture.
- The Debenture is convertible for common shares, in whole but not in part, at a conversion price of US$2.50 per Share (subject to adjustment for dilution) for a total of 20 million common shares.
- The subscription agreement gives the investor a right to nominate a director of Global Alumina at the next general meeting of Global Alumina's shareholders for so long as it holds not less than 10% of the outstanding shares of Global Alumina (on a fully diluted basis).

The closing of the transaction referred to above is subject to certain conditions, including regulatory approval of the transaction as a whole, shareholder approval of the conversion terms of the Debenture and closing of Dubal's initial US$20 million investment in Global Alumina. The Toronto Stock Exchange (the "TSX") requires shareholder approval of the terms of the Debenture because, when combined with the 25 million common shares to be issued to the investor, the investor will have or have the contingent right to acquire in excess of 25% of the current issued and outstanding common shares of Global Alumina. Assuming the conversion of the Debenture, the investor would acquire 45 million common shares, which represent 37.64% of the current issued and outstanding common shares of Global Alumina. Immediately following the closing of the transaction, after giving effect to the investor's common share subscription and Dubal's initial 10 million common share subscription, the investor will hold 25 million common shares, representing 16.18% of the then issued and outstanding common shares. The TSX will allow Global Alumina to obtain shareholder approval of the conversion terms of the Debenture by providing the TSX with written evidence that holders of more than 50% of the voting securities of Global Alumina are familiar with the proposed terms and are in favor of such terms. Copies of the materials soliciting shareholder approval will be made available under Global Alumina's profile at www.sedar.com at such time as the materials are mailed to those shareholders.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has

administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

ABOUT SW SOURCE CAPITAL

SW Source Capital ("SW") is a regional investment advisory boutique with over US$355 million of deals closed in 2005. With investments in countries ranging from China to Algeria, SW has a proven global reach and a strong regional commitment.

SW seeks investment opportunities in telecom, power, energy, industrial, technology, and financial services. SW seeks investment sizes ranging from US$5 million to US$300 million, primarily focusing on the MENA region, Africa and Asia.

The SW founding Partners have over 30 years of combined international business experience in private equity, investment banking and capital raising in the U.S., Europe, Asia and the Middle East. In addition, the Founders have worked as advisors, together and separately, on numerous deals prior to SW's launch.

SW's investment philosophy is based on a conservative and disciplined approach that stays the course throughout the investment cycle.

SW is a UAE-based and a regionally focused private equity boutique.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

SUBSCRIPTION AGREEMENT

THIS AGREEMENT made as of the 16th day of August, 2005, is entered into by and between:

GLOBAL ALUMINA CORPORATION,

a corporation existing under the laws of the Province of New Brunswick,

(hereinafter referred to as the "**Corporation**"),

- and -

EMIRATES INTERNATIONAL INVESTMENT COMPANY L.L.C.,

a company organized and existing in the United Arab Emirates,

(hereinafter referred to as the "**Purchaser**").

WHEREAS the Purchaser has agreed, on the terms and conditions of this Agreement, to subscribe for and purchase the Shares (as defined herein) and the Shares will, following such subscription and purchase, represent approximately 16% of the Corporation's share capital after giving effect to the issue and allotment of the Shares to the Purchaser; and

AND WHEREAS the Purchaser has agreed to purchase the Debenture (as defined herein);

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual promises and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

1.1 Definitions

In addition to the terms defined elsewhere in this Agreement, the following terms as used herein shall have the definitions set forth below:

"**Agreement**" means this Subscription Agreement as the same may be modified or amended, superseded or replaced from time to time;

"**Business Day**" means any day other than a Friday, Saturday, Sunday or public holiday in Toronto, New York or the United Arab Emirates;

"**Closing Date**" means the later of (i) the Business Day following the closing of the Dubal Transaction and (ii) September 12, 2005, or such other date as may, with the consent of the TSX, be agreed upon by the parties;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Conversion Period**" means the 12 month period commencing on the date on which the Corporation delivers to the Purchaser a notice in writing that it has completed the Project Equity Raise;

"**Debenture**" has the meaning given to in Section 2.1(b);

"**Dubal**" means the Dubai Aluminium Company Limited;

"**Dubal Transaction**" means the issue to Dubal of not less than 10,000,000 Common Shares pursuant to a subscription agreement to be entered into between the Corporation and Dubal;

"**Equity Securities**" means Common Shares or any security of the Corporation convertible into, redeemable for or exchangeable for Common Shares and shall exclude: (a) any class of shares in the capital of the Corporation other than Common Shares; and (b) any security of the Corporation convertible into, redeemable for or exchangeable for any security of the Corporation other than Common Shares;

"**Financial Statements**" has the meaning assigned to such term in Section 6.1(g);

"**Options**" has the meaning assigned to such term in Section 6.1(f);

"**Project Equity Raise**" means the receipt by the Corporation of aggregate gross proceeds of an amount equal to $700,000,000 as a consequence of the issuance of Equity Securities by the Corporation, including without limitation, the gross proceeds received by the Corporation pursuant to the following:

(a) issuances of Equity Securities, by way of private placement or public offering (including, for greater certainty, the $87,900,000 of gross proceeds received to date pursuant to private placements of Common Shares, the $50,000,000 of gross proceeds contemplated by the subscription of the Purchaser for the Debenture and the $50,000,000 of gross proceeds contemplated by the subscription of the Purchaser for Shares pursuant to this Agreement);

(b) issuances of Common Shares pursuant the exercise of Warrants and Options (including for greater certainty, the $2,049,750 of gross proceeds received to date from the exercise of Warrants plus an amount equal to the additional gross proceeds which may be received (whether or not actually received) from the exercise of currently outstanding Warrants and Options, which could result in up to $47,963,150 of additional gross proceeds being received by the Corporation);

(c) the $20,000,000 of gross proceeds contemplated by the initial subscription of Dubal for Common Shares pursuant to the Dubal Transaction; and

(d) the $180,000,000 of gross proceeds contemplated by the further subscription of Dubal for Common Shares upon the completion of the Project Equity Raise pursuant to the subscription agreement to be entered into between the Corporation and Dubal in connection with the Dubal Transaction;

"**Shares**" means 25,000,000 Common Shares to be subscribed for and purchased by the Purchaser pursuant to the Subscription on the Closing Date;

"**Subscription**" means, collectively, the subscription for the Shares and the Debenture contemplated hereby;

"**TSX**" means the Toronto Stock Exchange; and

"**Warrants**" has the meaning assigned to such term in Section 6.1(f).

1.2 Interpretation

In this Agreement, except to the extent that the context otherwise requires:

(a) the headings are for convenience only and shall not affect the interpretation of this Agreement;

(b) unless otherwise specified in this Agreement, references to Articles and Sections are references to Articles and Sections to this Agreement;

(c) references in this Agreement to any person shall be construed to include such person's successors or permitted assigns and, in the case of any juridical person or entity, any person succeeding to its functions and capacities;

(d) unless the context requires otherwise, the definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word "will" shall be construed to have the same meaning and effect as the word "shall";

(e) all dollar amounts referred to in this Agreement are references to lawful currency of the United States of America;

(f) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof;

(g) wherever the term "including" is used, it shall be deemed to mean "including, without limitation", and wherever the phrase "which shall include" is used, it shall mean "which shall include, without limitation";

(h) the singular shall include the plural and vice versa; and

(i) unless otherwise specified in this Agreement, references to this Agreement or any other agreement shall be construed to refer to such agreement as the same may be amended, supplemented, restated or replaced from time to time.

ARTICLE 2
SUBSCRIPTION

2.1 Agreement to Subscribe

Subject to the terms and conditions of this Agreement, the Purchaser hereby subscribes for and agrees to purchase and the Corporation hereby agrees to issue to the Purchaser:

(a) 25,000,000 Common Shares at a price of $2.00 per Common Share; and

(b) $50,000,000 principal amount debenture of the Corporation bearing interest at the rate of 10% per annum and maturing five years after the date of purchase (the "**Debenture**"), such Debenture to be convertible, in whole but not in part, at the option of the Purchaser on any Business Day during the Conversion Period at a conversion price, subject to adjustment, of $2.50 per Common Share, if and only if the Project Equity Raise is completed.

2.2 Subscription Price

On the Closing Date, in consideration for the Shares, the Purchaser shall pay to the Corporation an aggregate subscription price of $50,000,000 and in consideration for the Debenture, the Purchaser shall pay to the Corporation $50,000,000.

2.3 Effect of Agreement

Execution and delivery of this Agreement shall for all purposes constitute the Purchaser's subscription for the Shares and the Debenture, and the Corporation's agreement to issue and sell the Shares and the Debenture to the Purchaser pursuant to the terms of this

Agreement, and subject to the conditions set forth herein. Upon payment by the Purchaser as contemplated herein, the Shares shall be issued on the Closing Date as fully-paid and non-assessable Common Shares. Upon payment by the Purchaser as contemplated herein, the Debenture shall be issued on the Closing Date.

2.4 Termination

Termination of this Agreement shall not relieve the parties of their obligations under Section 7.7.

ARTICLE 3
CLOSING CONDITIONS

3.1 Closing Conditions in Favour of the Corporation

The Purchaser acknowledges that the Corporation's obligation to issue and allot the Shares and the Debenture to the Purchaser is subject to the following conditions being fulfilled or performed at or prior to Closing Date, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a) the Purchaser shall have delivered on the Closing Date a certificate of a senior officer of the Purchaser certifying that the representations and warranties of the Purchaser set out herein are true and correct on and as at the Closing Date as if made on and as at such date;

(b) the Purchaser and each of its beneficial owners and such other persons as the TSX may require, shall have completed and returned to the Corporation Schedule A hereto;

(c) the Purchaser shall provide such additional information as reasonably requested by the Corporation in order to comply with any requests or conditions imposed by the TSX in connection with the Subscription;

(d) the Corporation shall have obtained all required regulatory approvals for the issue, sale and delivery of the Shares and Debenture, including the approval of the TSX and any shareholder approval required by the TSX;

(e) the Corporation shall have obtained the consent of Dubal to the terms of the Debenture pursuant to the subscription agreement relating to the Dubal Transaction;

(f) the Corporation shall be satisfied, in its sole discretion, acting reasonably, that the issue, sale and delivery of the Shares and Debenture is not in violation of the applicable securities law requirements, if any, of the United Arab Emirates, or the applicable securities laws of any other jurisdiction to which the Purchaser is

subject, relating to the sale of the Shares and Debenture (including the requirement to file with any regulatory body, or deliver to the Purchaser, a prospectus or other disclosure document); and

(g) the Corporation shall have received a certified copy of the resolution of the board of directors of the Purchaser approving the execution and delivery by the Purchaser of this Agreement and the Debenture in form and substance satisfactory to the Corporation, acting reasonably.

3.2 **Closing Conditions in Favour of the Purchaser**

The Corporation acknowledges that the Purchaser's obligation to subscribe for and purchase the Shares and the Debenture from the Corporation is subject to the following conditions being fulfilled or performed at or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) the Common Shares and Debenture have been duly authorized, validly created and validly issued by the Corporation, and the Debenture when executed by the Corporation will be a valid and binding obligation of the Corporation enforceable against it in accordance with its terms;

(b) the Shares issuable upon the conversion of the Debenture have been allotted, set aside, reserved and authorized for issuance to the holders of the Debenture and upon the conversion of the Debenture in accordance with its terms, such Shares will be validly issued and outstanding as fully paid and non-assessable shares of the Corporation;

(c) the Corporation shall have delivered on the Closing Date a certificate of a senior officer of the Corporation certifying that the representations and warranties of the Corporation set out herein are true and correct on and as at the Closing Date, as if made on and as at such date;

(d) the Corporation shall have obtained and provided copies to the Purchaser of all required Canadian regulatory approvals for the issue, sale and delivery of the Shares;

(e) the Purchaser shall have received a certified copy of the resolution of the board of directors of the Corporation approving the execution and delivery by the Corporation of this Agreement and the Debenture and authorizing the issuance of the Shares and the Debenture to the Purchaser in form and substance satisfactory to the Purchaser, acting reasonably;

(f) the Corporation shall have delivered to or to the order of the Purchaser a certificate or certificates representing the Common Shares and the Debenture pursuant to this Agreement;

(g) there shall be delivered to the Purchaser a legal opinion of Stewart McKelvey Sterling Scales substantially in the form of the draft opinion attached as Schedule B to this Agreement, subject to customary and reasonable qualifications and assumptions; and

(h) there shall be delivered to the Purchaser a legal opinion of Davies Ward Phillips & Vineberg LLP substantially in the form of the draft opinion attached as Schedule C to this Agreement and subject to customary and reasonable qualifications and assumptions.

3.3 Closing Conditions for the Benefit of Both Parties

The parties acknowledge that Corporation's obligation to issue and allot the Shares and the Debenture to the Purchaser and Purchaser's obligation to subscribe for and purchase the Shares and the Debenture from the Corporation is subject to the Dubal Transaction having closed and the Corporation having issued not less than 10,000,000 Common Shares pursuant to the initial subscription thereunder.

ARTICLE 4
BOARD REPRESENTATION

The Corporation shall, at the next general meeting of its shareholders, cause one individual put forward by EIIC to be nominated for election to the Corporation's board of directors. Thereafter for so long as EIIC holds not less than 10% of the Common Shares of the Corporation on a fully diluted basis, the Corporation shall name one individual nominated by EIIC to its proposed slate of directors to be presented to the Corporation's shareholders for election at any meeting of shareholders called to elect directors. EIIC shall be entitled to remove and replace its nominee upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation and upon any vacancy occurring on the board of directors of the Corporation by reason of the death, disqualification, inability to act, resignation or removal of the director nominated by EIIC shall be filled only by a further nominee of EIIC.

ARTICLE 5
CLOSING PROCEDURES

5.1 Time of Closing

Subject to the satisfaction or waiver of the conditions set out in Article 3, the closing of the Subscription shall take place at the offices of Davies Ward Phillips & Vineberg LLP, 44th Floor, 1 First Canadian Place, Toronto, Ontario M5X 1B1, at 8:30 a.m. (Toronto time) on the Closing Date or at such other time or place or on such other date as may be agreed to in writing between the parties.

5.2 Actions to be Taken Upon Closing

On the Closing Date the following actions shall be taken in the order given, following which the closing of the Subscription shall be deemed to have occurred. The Purchaser shall pay $100,000,000 to the Corporation in U.S. dollars by wire transfer of immediately available funds in accordance with instructions given by the Corporation. In exchange therefor, the Corporation shall deliver a certificate evidencing the Debenture and share certificate(s) representing the Shares registered in the name of the Purchaser.

ARTICLE 6
REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1 Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants and covenants to the Purchaser that:

(a) the Corporation is incorporated under the laws of the New Brunswick and has not been dissolved and there are no restrictions on the corporate power and capacity of the Corporation to own, lease or operate its property and assets (including, without limitation, the property and assets shown on the balance sheet as disclosed in its Financial Statements) and to carry on its business as presently conducted;

(b) the Corporation has all the necessary corporate power and capacity to enter into this Agreement, to issue and sell the Shares and the Debenture subscribed for by the Purchaser pursuant to this Agreement, and the execution and delivery of this Agreement and the issue and sale of the Shares and Debenture to the Purchaser have been duly authorized by all necessary corporate action on the part of the Corporation;

(c) this Agreement constitutes a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies, including the remedy of specific performance, may be granted only in the discretion of a court of competent jurisdiction;

(d) the execution, delivery, and performance of this Agreement and the Debenture will not violate any provision of its articles or by-laws or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which it is a party or by which it or any of its properties or assets is bound, except that the subscription agreement relating to the Dubal Transaction requires that the terms of the Debenture be reasonably satisfactory to Dubal, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental

authority, arbitrator, stock exchange or securities regulatory authority applicable to it or any of its properties or assets which could have a material adverse effect on the condition (financial or otherwise), its business, properties or results of operations;

(e) on the date hereof, the authorized capital of the Corporation consists of an unlimited number of Common Shares of which 119,550,623 Common Shares have been duly issued and are outstanding as fully paid and non-assessable;

(f) warrants exercisable by the holders thereof for 31,744,000 Common Shares (the "**Warrants**") and options exercisable by the holders thereof for 2,290,500 Common Shares (the "**Options**") have been duly issued by the Corporation and are outstanding;

(g) the publicly disclosed financial statements of the Corporation for its most recently completed fiscal year (the "**Financial Statements**") have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with that of the preceding period, are accurate and complete in all material respects and present fairly the financial condition of the Corporation, on a consolidated basis, as at December 31, 2004 and the results of operations and changes in financial position of the Corporation for the year ended December 31, 2004, the balance sheet as disclosed in the Financial Statements, presents a true and complete statement of the financial condition and the assets and liabilities of the Corporation on a consolidated basis as at December 31, 2004, and the statements of earnings and the changes in financial position as disclosed in the Financial Statements for the period ended on that date accurately set forth the results of the operations of the Corporation on a consolidated basis throughout such period;

(h) the Corporation agrees to use its best efforts to ensure that the Common Shares issuable upon the conversion of the Debenture will be listed for trading on the TSX upon their issue, provided that nothing in this subsection shall prevent the Corporation from effecting or supporting any going private transaction, merger, amalgamation or takeover bid for the Common Shares of the Corporation or other similar reorganization;

(i) the Corporation agrees to use its best efforts to maintain its status as a reporting issuer (or analogous entity), and to continue to be in compliance with its obligations under applicable securities laws without default, from the date hereof up to and including the date the Debenture matures or has been converted; provided that nothing in this subsection shall prevent the Corporation from effecting or supporting any going private transaction, merger, amalgamation or takeover bid for the Common Shares of the Corporation or other similar reorganization;

(j) no order ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Shares or Debenture, or any of the Corporation's issued securities has been issued and, to the knowledge of the Corporation, no proceedings for such purpose are pending or threatened;

(k) there has been no material adverse change (actual, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation since the date of the issue of the Financial Statements except as has been publicly disclosed;

(l) none of the materials filed by or on behalf of the Corporation within the last 12 months with the securities regulatory authorities under applicable securities legislation contains a misrepresentation as that term is defined in the *Securities Act* (Ontario);

(m) to the knowledge of the Corporation (without making any inquiries), there are no suits, actions or proceedings, whether on behalf of, or against the Corporation or threatened against the Corporation, at law or in equity, before or by any federal, provincial, state, municipal or governmental department, commission, board, bureau, agency or instrumentally, domestic or foreign, and which would materially affect the consolidated financial position or the affairs, business or capital of the Corporation so as to require public disclosure in accordance with applicable securities law and which have not been so disclosed;

(n) the Shares shall be:

   (i) issued in proper legal form and in accordance with the articles and by-laws of the Corporation and the applicable laws of New Brunswick;

   (ii) fully-paid and non-assessable; and

   (iii) listed for trading on the TSX subject to the satisfaction of the conditions set out in the conditional approval letter of the TSX dated July 28, 2005 in connection with the issuance of the Shares.

6.2 Representations, Warranties and Covenants of the Purchaser

The Purchaser represents, warrants and covenants to the Corporation that:

(a) the Purchaser is a limited liability company validly organized and existing in the Emirate of Abu Dhabi and resident in the United Arab Emirates;

(b) it has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Debenture and all transactions contemplated herein and all corporate and other actions required to authorize it to execute, deliver and perform its obligations under this Agreement and the

Debenture have been properly taken and has, and will, at all times during the term of this Agreement and the Debenture maintain all licences and authorizations required to be issued by any governmental department or authority in the Emirate of Abu Dhabi or in the United Arab Emirates in relation to any activities undertaken by the Purchaser pursuant to this Agreement or the Debenture;

(c) the execution, delivery, and performance of this Agreement and the Debenture will not violate any provision of its articles or by-laws or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which it is a party or by which it or any of its properties or assets is bound, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to it or any of its properties or assets which could have a material adverse effect on the condition (financial or otherwise), its business, properties or results of operations;

(d) this Agreement and the Debenture have been duly executed and delivered by it and are legal, valid and binding obligations of it, enforceable against it in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other similar laws affecting the rights of creditors generally and except that equitable remedies, including the remedy of specific performance, may be granted only in the discretion of a court of competent jurisdiction;

(e) the Purchaser is purchasing the Shares and Debenture for its own account, not for the benefit of any other person and not with a view to the resale or distribution of all or any of the Shares or the Debenture and it is an "accredited investor" as such term is defined in Ontario Securities Commission Rule 45-501 ("**OSC Rule 45-501**") by virtue of being a person, company or other entity of the type indicated in the form of the Accredited Investor Certificate attached to this Subscription Agreement as Schedule D; and it has also completed and executed, and is delivering concurrently with this Subscription Agreement, an Accredited Investor Certificate in the form attached to this Subscription Agreement as Schedule D;

(f) there are no regulatory filings required to be made, consents to be obtained, fees to be paid or other actions required to be taken under the laws, rules or regulations of the United Arab Emirates in connection with the entering into or performance of this Agreement, the offering for sale or sale and purchase of the Shares and Debenture contemplated hereby, or the performance of the Debenture;

(g) to ensure compliance with applicable Canadian securities law requirements, the Purchaser agrees not to sell, transfer or dispose of the Shares or the Debenture in Canada until a date that is more than four months following the Closing Date;

(h) the Purchaser agrees it will not transfer the Debenture to any holder within the United States or to a U.S. person (within the meaning of Regulation S under the United States Securities Act of 1933, as amended); and

(i) the Purchaser agrees it will not transfer the Debenture without the written consent of the Corporation.

6.3 **Purchaser's Acknowledgments**

The Purchaser acknowledges and agrees that:

(a) no agency, governmental authority, regulatory body, stock exchange or other entity has made any recommendation or endorsement to it with respect to the Shares or the Debenture;

(b) the Purchaser has had an opportunity to conduct such due diligence and to ask and have answered all questions that the Purchaser sought to raise with respect to the business and affairs of the Corporation, the Shares, this Agreement and the Debenture. The Purchaser has such knowledge of financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of its investment;

(c) no prospectus or other offering document has been filed by the Corporation with a securities commission or other securities regulatory authority in any province or territory of Canada, or any other jurisdiction in or outside of Canada in connection with the issuance and sale of the Shares or the Debenture and, to such an extent and as a result thereof:

 (i) the Purchaser may not be able to use many of the protections, rights and remedies that would otherwise be available under Canadian securities laws;

 (ii) the Purchaser will not receive information that would otherwise be required to be provided to the Purchaser under applicable Canadian securities laws or contained in a prospectus prepared in accordance with such applicable Canadian securities laws; and

 (iii) the Corporation is relieved from certain obligations that would otherwise apply under such applicable securities laws;

(d) the Corporation may be réquired to disclose to applicable securities and tax regulatory authorities the name and residential address of the Purchaser and a listing setting forth the identity of the beneficial purchasers of the Common Shares, if any, and the Purchaser agrees to promptly provide such information upon request; and

(e) upon the issuance of the Shares, the certificates representing such securities (and any certificates issued in exchange or substitution therefor) shall bear the following legends until the expiration of the applicable hold period:

> "UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE **[INSERT DATE THAT IS FOUR MONTHS PLUS ONE DAY FOLLOWING THE INITIAL CLOSING DATE].**
>
> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX. "

6.4 Survival

The representations, warranties, covenants and acknowledgements of each party in this Article 5 are conditions on which the other party has relied in entering into this Agreement and will survive the execution hereof, and shall not be extinguished or cancelled as a result of the closing of the Subscription and, notwithstanding such events shall continue in full force and effect for the benefit of each party for a period of two years from the Closing Date. Notwithstanding the foregoing, a claim for any breach of any of the representations and warranties contained in this Agreement involving fraud or fraudulent misrepresentation may be made at any time, subject only to applicable limitation periods imposed by law.

6.5 Indemnities

Each party shall indemnify and save the other party and their respective officers, directors, employees and agents from and against any and all liability, loss, cost, expense, damage, or claim therefor (including legal fees and costs related to same or to enforcement of this indemnification) arising out of or in connection with any breach of any representation, warranty or covenant contained in this Agreement.

ARTICLE 7
GENERAL MATTERS

7.1 Notices

All notices and other communications hereunder shall be in writing and in the English language, and (unless some other mode of giving the same is specified or accepted in writing by the recipient) shall be effective (a) when personally delivered, including delivery by

airborne express courier service, or (b) on the day of receipt specified in any return receipt if it shall have been deposited in the mails, certified or registered with return receipt requested and postage thereon fully prepaid, addressed to the addressee party's principal address, or (c) on the day it shall have been received by facsimile transmission (capable of producing a written confirmation), whichever of the foregoing shall first occur, provided that any notice received after normal business hours at the place of delivery shall not be effective until the next business day. Until otherwise specified by notice, the addresses for any notices shall be:

If to the Corporation:

Global Alumina Corporation
Administrative Offices
405 Lexington Avenue
25th Floor
New York, NY 10174
U.S.A.

Attention: Chief Financial Officer
Fax: 212-223-6749

If to the Purchaser:

Emirates International Investment Company L.L.C.
P.O. Box 2310
Abu Dhabi
United Arab Emirates

Attention: Mr. Hisham Abdel Humeid
Fax: 971-2-667-9997

Either party may change its address from time to time by notice to the other party.

7.2 Amendments

This Agreement may not be amended or modified except by a written instrument signed by each party. Neither party shall be bound by any modification or amendment of this Agreement or waiver of any provision hereof unless such modification, amendment or waiver is set forth in a written instrument signed by each of the parties.

7.3 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each of the Purchaser and the Corporation hereby submits to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom and the courts of the United Arab Emirates and all courts competent to hear appeals therefrom, and waives any

objection as to venue in the City of Toronto, Province of Ontario or the Emirate of Abu Dhabi with respect to any suit, claim or other dispute arising out of this Agreement.

7.4 Agent for Service; Submission to Jurisdiction; Waiver of Immunities.

By the delivery and receipt of this Agreement, the Purchaser (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Osler, Hoskin & Harcourt LLP (**"Osler"**) as the Purchaser's authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any federal or provincial court in the Province of Ontario or brought under applicable securities laws, and acknowledges that Osler has accepted such designation, (ii) submits to the jurisdiction of any such court in any such suit or proceeding pursuant to Section 6.3, and (iii) agrees that service of process upon Osler (or any successor) and written notice of said service to the Purchaser (mailed or delivered pursuant to Section 6.1), shall be deemed in every respect effective service of process upon the Purchaser in any such suit or proceeding. The Purchaser further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of Osler (or any successor) in full force and effect so long as this Agreement is effective.

To the extent that the Purchaser has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Purchaser hereby irrevocably waives such immunity in respect of its obligations under this Agreement, to the extent permitted by law.

7.5 Conversion of Currency.

The Corporation covenants and agrees that the following provisions shall apply to conversion of currency in the case of this Agreement:

(a) (i) If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the **"judgment currency"**) an amount due in U.S. dollars, then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii) If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of endorsement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Corporation will pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in U.S. dollars originally due.

(b) In the event of the winding-up of the Corporation at any time while any amount or damages owing under this Agreement, or any judgment or order rendered in respect thereof, shall remain outstanding, the Corporation shall indemnify and hold the Purhcaser harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the equivalent of the amount in U.S. dollars due or contingently due under this Agreement is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this Section 6.5(b), the final date for the filing of proofs of claim in the winding-up of the Corporation shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Corporation may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c) The term "**rate(s) of exchange**" shall mean the rate of exchange quoted by the Royal Bank of Canada at 12:00 noon (Toronto time) for purchase of U.S. dollars with the judgment currency other than U.S. dollars referred to in Sections 6.5(a) and (b) above and includes any premiums and costs of exchange payable.

7.6 Severability

Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law. If any provision of this Agreement shall be or becomes prohibited or invalid in whole or in part for any reason whatsoever, that provision shall be ineffective only to the extent of such prohibition or invalidity without invalidating the remaining portion of that provision or the remaining provisions of this Agreement and the parties shall enter into such agreements and arrangements as may be necessary to give effect to their intentions hereunder.

7.7 Costs

The Purchaser acknowledges and agrees that the customary professional fees incurred by the Purchaser relating to the acquisition of the Shares and the Debenture by the Purchaser shall be borne by the Purchaser.

7.8 Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations, agreements and understandings.

7.9 Further Assurances

The parties will execute and deliver, in a timely manner, all such documents, certificates, assurances and other instruments as may reasonably be required to carry out the provisions of this Agreement.

7.10 Collection of Information

(a) The Purchaser acknowledges and consents to the fact the Corporation is collecting the Purchaser's personal information for the purpose of completing the Purchaser's subscription. The Purchaser acknowledges and consents to the Corporation retaining the personal information for as long as permitted or required by applicable law or business practices. The Purchaser further acknowledges and consents to the fact the Corporation may be required by applicable securities laws and stock exchange rules to provide regulatory authorities any personal information provided by the Purchaser respecting itself including, but not limited to information concerning the Purchaser's corporate structure and the information provided in Schedule A hereto. The Purchaser acknowledges and consents to the collection, use and disclosure of the personal information by the regulatory authorities for the purposes described in the policies of the regulatory authorities or as otherwise identified by the regulatory authorities from time to time.

(b) The Purchaser acknowledges the fact the Corporation is collecting the personal information of persons contemplated by Section 3.1(b) for the purpose of completing the Purchaser's subscription. The Purchaser agrees to obtain any necessary consents and acknowledgements of any such person or entity in order that the Corporation may use said personal information as described in the preceding Section 6.10(a).

7.11 Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and shall enure to the benefit of the Purchaser and the Corporation and their respective successors and assigns permitted hereby; provided that this Agreement shall not be assignable by either party without the prior written consent of the other party.

7.12 Counterparts

This Agreement may be executed in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

IN WITNESS WHEREOF the parties have duly executed this agreement as of the date first written above.

GLOBAL ALUMINA CORPORATION

by ______________________
Name: M.J. CELLA
Title: SVP/CFO

____
Name:
Title:

EMIRATES INTERNATIONAL INVESTMENT COMPANY L.L.C.

EIIC P.O. Box 2910 Abu Dhabi U.A.E. Emirates International Investment Company L.L.C.

by ______________________
Name:
Title:

JAWAAN AWAIDHA AL KHAILI
Name:
Title:

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

August 16, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Corporation (the "Corporation") on August 17, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On August 16, 2005, the Corporation entered into an agreement with Emirates International Investment Company LLC ("EIIC"), whereby EIIC will, subject to regulatory and shareholder approvals and other conditions described below, purchase 25 million common shares of the Corporation ("Shares") at a subscription price of US$2.00 per Share, and a US$50 million principal amount convertible debenture (which may be converted, subject to the conditions described below, into 20 million Shares) (the "Debenture"). The agreement gives EIIC rights to nominate one individual for the board of directors of the Corporation.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On August 16, 2005, the Corporation entered into an agreement with EIIC, whereby EIIC will, subject to regulatory and shareholder approvals and other conditions described below, purchase 25 million Shares at a subscription price of US$2.00 per Share, and a US$50 million principal amount Debenture (which may be converted, subject to the conditions described below, into 20 million Shares). The proceeds of the subscription are to be used by the Corporation for the continued development and construction of the Corporation's proposed 2.8 million tonne per annum alumina refinery in Boké, Guinea ("the Project").

The principal terms of the Debenture are as follows:

(a) The Debenture will have a principal amount of $50 million, a five-year term and will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year.

(b) The Debenture will not be convertible for Shares prior to the receipt by the Corporation of aggregate gross proceeds equal to US$700 million as a consequence of the issuance by the Corporation of equity securities (the "Project Equity Raise"). The Project Equity Raise includes the US$138 million of equity capital raised by the Corporation to date, the proposed US$200 million investment by Dubai Aluminium Company Limited ("Dubal") (as described in the Corporation's material change report dated August 19, 2005 in connection with the Dubal transaction) and EIIC's Share subscription and Debenture. After these conditions have been satisfied, the Corporation must notify EIIC of the completion of the Project Equity Raise and Dubal's subscription. The Debenture will then be convertible for a period of 12 months following the delivery of the notice.

(c) The Debenture is convertible, in whole but not in part, at a conversion price of $2.50 per Share (subject to adjustment for dilution) for a total of 20 million Shares.

At the same time that the Debenture is issued, EIIC will also subscribe for 25 million Shares at a purchase price of $2.00 per Share.

Pursuant to the subscription agreement dated August 16, 2005 between the Corporation and EIIC, at the next general meeting of shareholders following the closing of the EIIC transaction, the Corporation will cause one individual put forward by EIIC to be nominated for election to the Corporation's board of directors. Thereafter, for so long as EIIC holds not less than 10% of the Shares then outstanding, the Corporation will name one individual nominated by EIIC to its proposed slate of directors to be presented to the Corporation's shareholders for election at any meeting of shareholders called for that purpose. EIIC will have the right to remove and replace its nominee upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation.

The closing of the EIIC transaction is conditional on the closing of the initial US$20 million Share subscription by Dubal (as described in the Corporation's material change report dated August 19, 2005 in connection with the Dubal transaction).

The closing of the EIIC transaction is also subject to regulatory approval of the transaction as a whole and shareholder approval of the conversion terms of the Debenture. The Toronto Stock Exchange (the "TSX") requires shareholder approval of the terms of the Debenture because, when combined with the 25 million common shares to be issued to EIIC, EIIC will have or have the contingent right to acquire in excess of 25% of the current issued and outstanding Shares of the Corporation. Assuming the conversion of the Debenture, EIIC would acquire 45 million Shares, which represent 37.64% of the current issued and outstanding Shares of the Corporation. Immediately following the closing of the transaction, after giving effect to EIIC's Share subscription and Dubal's initial 10 million Share subscription (as described in the Corporation's material change report dated August 19, 2005 in connection with the Dubal transaction), EIIC will hold 25 million Shares, representing 16.18% of the then issued and

outstanding Shares of the Corporation. The TSX will allow the Corporation to obtain shareholder approval of the conversion terms of the Debenture by providing the TSX with written evidence that holders of more than 50% of the voting securities of the Corporation are familiar with the proposed terms and are in favor of such terms.

Shareholder approval is not required for the terms of the EIIC Share subscription, including the right to Board representation described above.

A copy of the subscription agreement between the Corporation and EIIC has been filed as a material contract under the Corporation's profile at www.sedar.com. The subscription agreement contains the complete terms of the EIIC transaction, excluding the text of the Debenture.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 19th day of August, 2005.

By: (signed) *Michael Cella*

Michael Cella
Senior Vice President and Chief Financial Officer

Global Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES US$100 MILLION SUBSCRIPTION AGREEMENT PRIVATELY PLACED THROUGH SW SOURCE CAPITAL

Subscription Agreements Total US$300 Million

TORONTO, ON – August 17, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has entered into a subscription agreement to place US$100 million through the United Arab Emirates based private equity boutique SW Source Capital. Emirates International Investment Company LLC, subject to regulatory and shareholder approvals, will purchase 25 million common shares of Global Alumina for an aggregate purchase price of US$50 million and a convertible debenture (the "Debenture") in the principal amount of US$50 million.

"This US$100 million subscription agreement arranged by Dubai-based private equity house SW Source Capital is another significant step forward toward completion of the equity financing required to facilitate the development and construction of Global Alumina's 2.8 million tonne per annum alumina refinery. The proceeds from this transaction will considerably enhance our ability to maintain our current construction schedule, and lift Global Alumina's aggregate subscribed equity to US$438 million toward our objective of US$700 million. We look forward to the investor being an active strategic partner as we continue to aggressively execute our business plan and achieve our corporate and financial milestones," commented Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

An SW Source Capital spokesman said, "We are very happy to be involved in the placement of this strategic project with our client where we believe that alumina has, and is projected to have very strong global demand going forward. We also have great comfort that Bruce Wrobel and his team have a formidable track record and a vision that we believe will guide Global Alumina through to the production phase and beyond."

This investment arranged by SW Source Capital is conditional on the closing of the first US$20 million of the Dubai Aluminium Company Limited ("Dubal") approximately US$200 million investment announced last week, and brings the total value of subscription agreements secured by Global Alumina to US$300 million. The proposed US$200 million investment by Dubal will result in Dubal owning 25% of the issued and outstanding common shares of Global Alumina on a fully-diluted basis. Approximately $180 million of the Dubal investment is contingent on satisfaction of certain conditions, including completion of the Project Equity Raise (as defined below), as further described in a press release issued by Global Alumina on August 11, 2005.

The principal terms of the subscription agreement are:

- The investor will subscribe for 25 million common shares at a price of US$2.00 per share for an aggregate price of US$50 million.

- The Debenture will have a principal amount of US$50 million and a term of five years. The Debenture will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year.
- The Debenture will be convertible for common shares exclusively during the 12 month period following receipt by Global Alumina of aggregate gross proceeds equal to US$700 million as a consequence of the issuance by Global Alumina of equity securities (the "Project Equity Raise"). The Project Equity Raise includes the US$138 million of equity capital raised by Global Alumina to date, the proposed US$200 million investment by Dubal (as referred to above) and this US$50 million common share subscription and US$50 million Debenture.
- The Debenture is convertible for common shares, in whole but not in part, at a conversion price of US$2.50 per Share (subject to adjustment for dilution) for a total of 20 million common shares.
- The subscription agreement gives the investor a right to nominate a director of Global Alumina at the next general meeting of Global Alumina's shareholders for so long as it holds not less than 10% of the outstanding shares of Global Alumina (on a fully diluted basis).

The closing of the transaction referred to above is subject to certain conditions, including regulatory approval of the transaction as a whole, shareholder approval of the conversion terms of the Debenture and closing of Dubal's initial US$20 million investment in Global Alumina. The Toronto Stock Exchange (the "TSX") requires shareholder approval of the terms of the Debenture because, when combined with the 25 million common shares to be issued to the investor, the investor will have or have the contingent right to acquire in excess of 25% of the current issued and outstanding common shares of Global Alumina. Assuming the conversion of the Debenture, the investor would acquire 45 million common shares, which represent 37.64% of the current issued and outstanding common shares of Global Alumina. Immediately following the closing of the transaction, after giving effect to the investor's common share subscription and Dubal's initial 10 million common share subscription, the investor will hold 25 million common shares, representing 16.18% of the then issued and outstanding common shares. The TSX will allow Global Alumina to obtain shareholder approval of the conversion terms of the Debenture by providing the TSX with written evidence that holders of more than 50% of the voting securities of Global Alumina are familiar with the proposed terms and are in favor of such terms. Copies of the materials soliciting shareholder approval will be made available under Global Alumina's profile at www.sedar.com at such time as the materials are mailed to those shareholders.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has

administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

ABOUT SW SOURCE CAPITAL

SW Source Capital ("SW") is a regional investment advisory boutique with over US$355 million of deals closed in 2005. With investments in countries ranging from China to Algeria, SW has a proven global reach and a strong regional commitment.

SW seeks investment opportunities in telecom, power, energy, industrial, technology, and financial services. SW seeks investment sizes ranging from US$5 million to US$300 million, primarily focusing on the MENA region, Africa and Asia.

The SW founding Partners have over 30 years of combined international business experience in private equity, investment banking and capital raising in the U.S., Europe, Asia and the Middle East. In addition, the Founders have worked as advisors, together and separately, on numerous deals prior to SW's launch.

SW's investment philosophy is based on a conservative and disciplined approach that stays the course throughout the investment cycle.

SW is a UAE-based and a regionally focused private equity boutique.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.